Exhibit 2.1

PURCHASE AND ASSUMPTION AGREEMENT

DATE:                      May 15, 2009

PARTIES:

First Financial Bank, N.A., Hamilton, Ohio	(the “Buyer”)

Peoples Community Bank, West Chester, Ohio	(the “Seller”)

Peoples Community Bancorp, Inc., West Chester, Ohio	(the “Seller Parent”)

RECITALS:

Seller is willing to sell, and Buyer is willing to purchase certain of the assets of Seller located at Seller’s branch offices listed on Schedule 1 attached hereto (the “Branches”), and Buyer is willing to assume and discharge the deposit liabilities and certain other obligations and liabilities of Seller on the terms and subject to the conditions of this Purchase and Assumption Agreement (the “Agreement”).

Capitalized terms used herein have the respective meanings set forth on Annex I attached hereto.

AGREEMENTS:

In consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Purchase and Sale of Assets.  Subject to the terms and conditions hereof, including the assumption by Buyer of the Liabilities, at the Closing, Seller will grant, sell, convey, assign, transfer and deliver to Buyer, and Buyer will buy, accept and receive from Seller, all of Seller’s right, title and interest, free and clear of all Liens (excluding Permitted Liens), as of the Closing Date, in and to the following assets:

(a)           The real estate owned in fee by the Seller and buildings or other improvements thereon that are used for the Branches and described in Schedule 1 (the “Premises”);

(b)           All of the personal property of Seller located in the Branches consisting of the furniture, trade fixtures, equipment, shelving, on-premises ATMs, security systems, safe deposit boxes (including keys, but exclusive of contents), vaults, telephone numbers, sign structures (exclusive of signage containing any trade name, trademark or service mark, if any of Seller), supplies (excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the Branches through the Closing Date) (collectively, the “Personal Property”).  The Personal Property is set forth in Schedule 2 and shall be updated as of the Closing Date;

(c)           All vault and teller cash, petty cash, on-premises ATM cash, coin on hand and cash equivalents held at the Branches (collectively, the “Cash on Hand”);

(d)           The security deposits on the Branch Leases (“Premises Security Deposits”);

(e)           Prepaid expenses, including rents and utilities, as set forth on Schedule 3, which Schedule 3 shall be updated as of the Closing Date (the “Prepaid Expenses”);

(f)           The Loans, including Accrued Interest, the collateral for the Loans, the Loan Files and Loan Documents and all servicing rights related to such Loans pursuant to Section 15(b);

(g)           The Branch Leases, Personal Property leases, licenses, contracts and other agreements identified on Schedule 5 that relate to the Branches (“Assigned Contracts”);

(h)           The Safe Deposit Agreements;

(i)            the Records;

(j)           The rights of action and claims related to the Assets, except to the extent exclusively relating to Excluded Liabilities; and

(k)           The Additional Assets (as defined below), if any.

The foregoing assets in (a) through (k) will be referred to collectively as the “Assets.”  No later than two (2) Business Days prior to the Closing Date, Seller may agree to grant, sell, convey, assign, transfer and deliver to Buyer, and Buyer may agree to purchase and accept from Seller, such additional assets of Seller (“Additional Assets”) as the parties may mutually agree, on such terms and conditions (including, without limitation, the valuation thereof and appropriate representations and warranties with respect thereto) as may be mutually agreed upon by the parties and set forth on Schedule 6. Such additional consideration for any Additional Assets will be added to the Purchase Price. Seller will not grant, sell, assign, transfer or encumber and Buyer will not purchase any assets of Seller other than the Assets.

Through the period ending twenty-eight (28) calendar days following the execution of this Agreement (the “Loan Review Period”), Buyer shall have reasonable access pursuant to Section 16(l) and may review all Loans to identify in writing to Seller (1) any and all loans that were improperly or mistakenly classified as Loans as of the date of this Agreement due to their inclusion on Schedule 4(a)(i), and (2) any and all Loans that as of the date of the execution of this Agreement would entitle Buyer to indemnification (for purposes of this determination, ignoring the limitations on indemnification set forth in Section 20(e)) for Losses resulting from a breach of any of the representations or warranties set forth in Section 9(f) (for purposes of this determination, any such representation or warranty that is qualified by Material Adverse Effect, materiality or similar qualifier shall be read and given effect as if no such qualifier is contained therein) ((1) and (2) collectively, the “Excluded Loans”).  Seller shall have twenty-one (21) calendar days following the end of the Loan Review Period to cure any such breaches, if any, capable of cure identified in such notice provided by Buyer pursuant to (2) above (and in the event Seller cures any such breaches, the Loan(s) associated with such breach(s) shall not be deemed “Excluded Loans”).  Following the end of such 21-day period, Seller shall make adjustments to Schedule 4(a)(i) to remove the Excluded Loans therefrom, and make corresponding adjustments to the Purchase Price.

2.           Assumption of Liabilities; Excluded Liabilities.

(a)           Subject to satisfaction of the terms and conditions hereof, including the transfer of the Assets to Buyer, as of and after the Closing, Buyer will pay, perform, and assume the following liabilities of Seller and will perform the following duties, responsibilities and obligations of Seller that are to be paid or performed from and after the Closing Date:

(1)          the Deposit Liabilities, including IRA and Keogh Accounts to the extent contemplated by Section 2(c);

(2)           the Assigned Contracts, if such Assigned Contracts are actually assigned to Buyer in accordance with their terms;

(3)          Funding commitments under the Loans, including, Unfunded Advances, and the servicing of the Loans;

(4)          The Safe Deposit Agreements;

(5)          The accrued liabilities, if any, described in Schedule 2(a)(6) (the “Accrued Liabilities”);

(6)          The obligations assumed by Buyer under Section 16(m) of this Agreement, which under no circumstance shall include any liability or obligation for any employment, change-in-control or other severance agreement or any payments under any Seller or Seller Parent Employee Benefit Plan, including, but not limited to, bonus or incentive programs; and

(7)          Taxes Buyer is responsible for under Section 21 and any taxes with respect to the Assets or the Branches for any taxable period (or portion thereof) that begins after the Closing Date.

The foregoing liabilities set forth in (1) through (8) only will be referred to collectively as the “Liabilities.”

(b)           Notwithstanding anything to the contrary in this Agreement, other than the Liabilities, which Buyer is expressly assuming pursuant to this Agreement, Buyer shall not assume or be bound by any duties, responsibilities, obligations or liabilities of Seller, or of any of its Affiliates, of any kind or nature, known, unknown, contingent or otherwise, including, without limitation, (i) those attributable to any acts or omissions to act taken or omitted to be taken by Seller (or any of its Affiliates) prior to the Closing Date and any Legal Proceedings that arise as a result thereof; (ii) for any Seller or Seller Parent tax liability except as provided herein; (iii) any obligation of Seller to indemnify any Person; (iv) for any liability of Seller or any Affiliate under this Agreement; (v) relating or arising out of any deposit excluded under the definition of Deposit Liabilities; (vi) those having to do with or related to the employment or other similar relationship between Seller and Seller Parent on the one hand and their current, former or prospective employees, officers, directors, consultants and other agents, on the other hand, including, but not limited to, those relating to termination of employment or refusal to hire, termination or severance payments, and compensation, and those occurring under or related to any Employee Benefit Plan of Seller or any of its ERISA Affiliates, and (vii) those arising from circumstances, events or conditions prior to the Closing Date and not expressly assumed hereunder (collectively the “Excluded Liabilities”).

(c)

(1)          With respect to Deposit Liabilities in IRAs, Seller will use its reasonable best efforts to cooperate with Buyer in taking any action reasonably necessary to accomplish either the appointment of Buyer as successor custodian or the delegation to Buyer (or to an Affiliate of Buyer) of Seller’s authority and responsibility as custodian of all such IRAs, including, but not limited to, sending to the depositors thereof appropriate notices, cooperating with Buyer in soliciting consents from such depositors, and filing any appropriate applications with applicable regulatory authorities. If, notwithstanding the foregoing, as of the Closing Date, Buyer shall be unable to retain Deposit Liabilities in respect of an IRA, such Deposit Liabilities shall be deemed to be an “Excluded Liability” for purposes of this Agreement.

(2)          With respect to Deposit Liabilities in Keogh Accounts, Seller will use reasonable best efforts to cooperate with Buyer to invite depositors thereof to direct a transfer of each such depositor’s Keogh Account and the related Deposit Liabilities to Buyer, as trustee thereof, and to adopt Buyer’s form of Keogh Master Plan as a successor to that of Seller.  Buyer will assume no Keogh Accounts unless Buyer has received to its satisfaction the documents necessary for such assumption at or before the Closing.

3.           Calculation and Allocation of Purchase Price.

(a)           Purchase Price.  Subject to Section 1 (with respect to Additional Assets and Excluded Loans), Section 2(a)(2), Section 3(b) and Section 3(d), the purchase price of the Assets (the “Purchase Price”) will be an amount equal to the sum of the following:

(1)          The aggregate amount of the Net Book Value of the Premises as of the last day of the month end immediately preceding the Closing Date;

(2)          The aggregate amount of the Net Book Value of the Personal Property as of the last day of the month end immediately preceding the Closing Date;

(3)          The aggregate amount of the Cash on Hand on the Closing Date;

(4)          The aggregate amount of the Premises Security Deposits;

(5)          The aggregate amount of the Prepaid Expenses as of the Closing Date;

(6)          The aggregate unpaid principal amount of the Loans, plus the aggregate amount of Accrued Interest, on the Closing Date;

(7)          The aggregate amount agreed upon by Seller and Buyer for the Additional Assets, if any; plus

(8)          The Premium.

(b)           Adjustments of Purchase Price.

(1)          Solely for purposes of facilitating the calculation of the cash due Buyer or Seller, as applicable, on the Closing Date, Seller shall provide to Buyer, five (5) Business Days before the Closing Date, the Draft Closing Statement.

(2)          On or before 12:00 noon E.D.T. on the thirtieth (30th) calendar day following the Closing Date (the “Adjustment Date”), Seller shall deliver to Buyer the Final Closing Statement and Seller shall make available to Buyer such work papers, schedules and other supporting data used to calculate and prepare the Final Closing Statement and as may be requested by Buyer to enable Buyer to verify such determinations set forth in the Final Closing Statement.

(3)          If, within forty-five (45) calendar days following the date of receipt by Buyer of the Final Closing Statement, Buyer does not dispute any items contained in the Final Closing Statement or omitted therefrom, then the Final Closing Statement shall be final and binding upon the parties. In the event that Buyer disputes any items contained in the Final Closing Statement or omitted therefrom, such disputes shall be resolved in the following manner:

(A)           Buyer shall notify Seller, in writing (the “Notice of Disagreement”) of such dispute within forty-five (45) calendar days after Buyer’s receipt of the Final Closing Statement, which notice shall specify in reasonable detail the nature of the dispute, indicating those specific items that are in dispute (the “Disputed Items”).  To the extent that Buyer provides a Notice of Disagreement within such 45-day period, all items that are not Disputed Items shall be final, binding and conclusive for all purposes hereunder.

(B)           During the 30-day period following Seller’s receipt of a Notice of Disagreement from Buyer, Seller and Buyer shall use commercially reasonable efforts to resolve any Disputed Items.  If, at the end of such 30-day period, the parties have reached written agreement with respect to all matters covered by a Notice of Disagreement, the Final Closing Statement shall be adjusted to reflect such written agreement and shall become final and binding upon the parties hereto.

(C)           If, at the end of the 30-day period specified in subsection (b)(3)(B) above, Buyer and Seller shall have failed to reach a written agreement with respect to all or a portion of such Disputed Items (those Disputed Items that remain in dispute at the end of such period are the “Unresolved Changes”), then Buyer and Seller shall promptly refer only those Unresolved Changes to a mutually agreeable nationally recognized independent certified public accounting firm (the “Firm”) to make a determination as to the subject matter of the Unresolved Changes.  If Buyer and Seller fail to agree on a Firm within thirty (30) days after the end of the 30-day period specified in subsection (b)(3)(B) above, the Firm shall be selected by the American Arbitration Association.  The Firm shall be directed to issue its written decision as promptly as practicable and in any event within thirty (30) days following the submission of the Unresolved Changes to the Firm for resolution, and such decision shall be final, binding and conclusive on the parties (the “Firm Determination”).  Seller and Buyer agree to fully cooperate with and provide any information requested by such Firm.  In the event Unresolved Changes are submitted to the Firm for resolution as provided herein, the fees, charges and expenses of the Firm (the “Firm Expenses”) shall be borne and paid equally by Buyer and Seller.  As used in this subsection (C), “Disputed Amount” means the difference between Buyer’s and Seller’s respective calculations of the Unresolved Changes and “Firm Determination” means the amount with respect to the Unresolved Changes determined by the Firm in accordance with this subsection (C).

(4)          On or before 12:00 noon E.D.T. on the fifth (5th) Business Day after the Adjusted Payment Amount shall have become final and binding or, in the case of a dispute, the date of the resolution of the dispute pursuant to subsection 3(b)(3) above, if the Adjusted Payment Amount is greater than the Estimated Payment Amount then Seller shall pay to Buyer an amount in dollars equal to such excess, plus interest on such excess amount from the Closing Date to but excluding the payment date, at the Federal Funds Rate, or if the Adjusted Payment Amount is less than the Estimated Payment Amount Buyer shall pay to Seller an amount in dollars equal to such shortfall,  plus interest on such shortfall from the Closing Date to but excluding the payment date, at the Federal Funds Rate. If a payment is owed to Buyer pursuant to this Section 3(b)(4), such payment shall be effected by wire transfer of immediately available funds from Seller or Seller Parent to an account designated in writing by the Buyer within five (5) Business Days after the determination thereof.

(c)           Allocation of the Purchase Price.

(1)          Buyer shall prepare a proposed allocation of the Purchase Price among the Assets in accordance with Section 1060 of the Code, which proposed allocation shall be delivered to Seller for review and comment within sixty (60) days following the Closing Date (“Proposed Allocation Statement”).  Seller shall provide to Buyer in writing within ten (10) days of the receipt of such Proposed Allocation Statement any objections thereto.

(2)          If, within ten (10) days following the receipt of the Proposed Allocation Statement, Seller does not dispute any items contained in the Proposed Allocation Statement, then the Proposed Allocation Statement shall be final and binding upon the parties (“Final Allocation Determination”).  In the event that Seller disputes any items contained in the Proposed Allocation Statement, such disputes shall be resolved in the following manner:

(A) Seller shall notify Buyer in writing (the “Notice of Allocation Disagreement”) of such dispute within ten (10) days following Seller’s receipt of the Proposed Allocation Statement, which notice shall specify in reasonable detail the nature of the dispute, indicating those specific items that are in dispute (the “Seller Disputed Items”).  To the extent that Seller provides a Notice of Allocation Disagreement within such 10-day period, all items that are not Seller Disputed Items shall be final, binding and conclusive for all purposes hereunder.

(B) During the 15-day period following Buyer’s receipt of a Notice of Allocation Disagreement, Seller and Buyer shall use commercially reasonable efforts to resolve any Seller Disputed Items. If, at the end of such 15-day period, the parties have reached written agreement with respect to all matters covered by a Notice of Allocation Disagreement, the Proposed Allocation Statement shall be adjusted to reflect such written agreement and shall become the Final Allocation Determination.

(C) If, at the end of the 15-day period specified in subsection (c)(2)(B) above, Buyer and Seller shall have failed to reach a written agreement with respect to all or a portion of such Seller Disputed Items (those Seller Disputed Items that remain in dispute at the end of such period are the “Unresolved Allocation Changes”), then Buyer and Seller shall promptly refer only those Unresolved Allocation Changes to a mutually agreeable Firm to make a determination as to the subject matter of the Unresolved Allocation Changes.  If Buyer and Seller fail to agree on a Firm within 15 days after the end of the 15-day period specified in subsection (c)(2)(B) above, the Firm shall be selected by the American Arbitration Association.  The Firm shall issue its written decision as promptly as practicable and in any event within 15 days following the submission of the Unresolved Allocation Changes to the Firm for resolution, and such decision shall be final, binding and conclusive on the parties and become the Final Allocation Determination.  In the event Unresolved Allocation Changes are submitted to the Firm for resolution as provided herein, the costs of engaging the Firm shall be paid by Buyer and Seller equally.

(3)          Buyer and Seller and their Affiliates shall file all tax returns (including, but not limited to, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such Final Allocation Determination. Seller shall use commercially reasonably efforts to deliver to Buyer all such documents and other information as Buyer may reasonably request in order to prepare the Proposed Allocation Statement contemplated by subsection 3(c)(1) above and any tax returns for taxable periods beginning on or after the Closing Date.  No party shall take any position (whether in audits, tax returns or otherwise) which is inconsistent with such Final Allocation Determination unless required to do so by applicable Legal Requirement.

(d)           Proration; Other Closing Date Adjustments.

(1)          Except as otherwise specifically provided in this Agreement, it is the intention of the parties that Seller will operate the Branches for its own account until 11:59 p.m., E.D.T., on the Closing Date, and that Buyer shall operate the Branches, hold the Assets and assume the Liabilities for its own account after the Closing Date.  Thus, except as otherwise specifically provided in this Agreement, items of income and expense, as defined herein, shall be prorated as of 11:59 p.m., E.D.T, on the Closing Date, and settled between Seller and Buyer on the Closing Date, whether or not such adjustment would normally be made as of such time.  Items of proration will be handled at Closing as an adjustment to the Purchase Price unless otherwise agreed by the parties hereto.

(2)          For purposes of this Agreement, items of proration and other adjustments shall include:  (i) rental payments under the Branch Lease; (ii) personal and real property taxes and assessments; (iii) other prepaid expenses and items and accrued but unpaid liabilities, as of the close of business on the Closing Date; and (iv) safe deposit rental payments previously received by Seller.

4.           Payment of the Purchase Price.

(a)           At Closing, (i) if the Estimated Payment Amount as set forth on the Draft Closing Statement is a positive amount, Seller shall pay to Buyer an amount in dollars equal to such positive amount, or (ii) if the Estimated Payment Amount as set forth on the Draft Closing Statement is a negative amount, Buyer shall pay to Seller an amount in dollars equal to the absolute value of such negative amount.

(b)           All payments to be made hereunder by one party to the other shall be made by wire transfer of immediately available funds (to such account as the appropriate party shall advise not later than two (2) Business Days prior to the Closing Date) on or before 12:00 noon E.D.T on the date of payment.

(c)           If any instrument of transfer contemplated herein shall be recorded in any public record before the Closing and thereafter the Closing does not occur, then at the request of such transferring party the other party will deliver (or execute and deliver) such instruments and take such other action as such transferring party shall reasonably request to revoke such purported transfer.

5.           Closing and Closing Date.

(a)           The consummation of the transactions contemplated under this Agreement (the “Closing”) will take place as soon as reasonably practicable, following the satisfaction, or where legally permitted, the waiver of conditions set forth in Section 6, the receipt by Seller of the Required Consents, the receipt by Buyer of all Regulatory Approvals, and expiration of applicable statutory waiting periods, but in no event later than July 31, 2009 or such later date as may be mutually agreed to by the Parties (the “Closing Date”);

(b)           The Closing will held at Buyer’s offices at 4000 Smith Road, Suite 400, Cincinnati, Ohio 45209, or such other place as may be agreed to by the parties.

(c)           Unless the parties agree pursuant to Section 16(b) that the conversion of the data processing with respect to the Branches and the Assets and Liabilities will be performed other than on the weekend immediately following the Closing Date, the Closing Date shall be on a Friday and the conversion will be completed prior to the opening of business on the following Monday.

6.           Obligations at Closing.

(a)           At Closing, Seller shall deliver to Buyer the following:

(1)          The deeds and all other instruments of conveyance as may be necessary to sell, transfer and convey all right, title and interest in and to the Premises to Buyer;

(2)          A bill of sale in substantially the form of Exhibit A attached hereto pursuant to which the Personal Property shall be transferred to Buyer;

(3)          Subject to Section 19, a lease assignment and assumption agreement in substantially the form of Exhibit B attached hereto, with respect to the Branch Lease (the “Lease Assignment”);

(4)          The Assigned Contracts, Required Consents and other written agreements, contracts, leases and other documentation that relate to the Assets and Liabilities and the Safe Deposit Agreements;

(5)          Written confirmation that the Waiver, Acquiescence and Consent Agreement has been received and remains in full force and effect;

(6)          Possession of the Loan Files and Loan Documents and the collateral security held by Seller as security for any Loan as provided for in Section 6(c);

(7)          Certified copies of resolutions of (i) Seller’s board of directors and its sole stockholder, Seller Parent, authorizing the execution and delivery of this Agreement and the transactions set forth in this Agreement and (ii) Seller Parent’s board of directors authorizing the execution and delivery of this Agreement and the consummation of the transactions set forth in this Agreement;

(8)          Copies of the Records;

(9)          Such instruments of assumption of Liabilities as are required to effectively assign and transfer the obligations for the Liabilities to the Buyer and for Buyer to assume those Liabilities as provided herein, including, without limitation, an assignment and assumption agreement in substantially the form set forth on Exhibit C attached hereto with respect to the Liabilities, duly executed by Seller (the “Assignment and Assumption Agreement”);

(10)                    A bring-down of the Schedules of Assets and Liabilities and the Seller Disclosure Schedule;

(11)                    Seller’s resignation as trustee or custodian, as applicable, with respect to each IRA and/or Keogh Accounts, which is part of the Deposit Liabilities and designation of Buyer as successor trustee or custodian with respect thereto, as contemplated by Sections 2(c);

(12)                    The certificate of Seller’s President required by Section 8(g);

(13)                    The Draft Closing Statement (which shall have been furnished to Buyer no later than the fifth Business Day prior to the Closing Date);

(14)                    Original or copy of the Branch Lease fully executed by each party thereto;

(15)                    Executed consent of the landlord necessary to assign the Branch Lease to Buyer, subject to Section 19 hereof;

(16)                    An ALTA form of owner policy of title insurance issued by Title Company for the Premises, naming Buyer as insured having an effective date as of the Closing Date, in form and substance in accordance with Section 16(q);

(17)                    A certification of non-foreign status meeting the requirements of Treasury Regulation 1.1445-2(b)(2), duly executed and acknowledged substantially in the form of the sample certificates set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv);

(18)                    Cash On Hand;

(19)                    Estimated Payment Amount, if any;

(20)                    A complete set of keys for each Branch, including but not limited to keys for safe deposit boxes, vaults and automated teller machines and combinations for all combination locks, appropriately tagged for identification and any vault manuals or specifications with respect to vaults and automated teller machines, together with a schedule listing same; and

(21)                    Such other documents as the parties may determine are reasonably necessary to consummate the transactions contemplated hereby.

(b)           At the Closing, Buyer will deliver to Seller the following:

(1)          Certified copies of resolutions of Buyer’s board of directors authorizing the execution and delivery of this Agreement and the consummation of the transactions set forth in this Agreement;

(2)          Such instruments of assumption of Liabilities as are required to effectively assign and transfer the obligations for the Liabilities to the Buyer and for Buyer to assume those Liabilities as provided herein, including, without limitation, the Assignment and Assumption Agreement, duly executed by Buyer;

(3)          The certificate of Buyer’s Chief Executive Officer and President as required by Section 7(f);

(4)          Evidence of the Regulatory Approvals and the satisfaction of all required conditions of such Regulatory Approvals;

(5)          Buyer’s acceptance of its appointment as successor trustee or custodian, as applicable, of the IRA and/or Keogh Accounts, which are part of the Deposit Liabilities and the assumption of the fiduciary obligations of the trustee or custodian with respect thereto, as contemplated by Sections 2(c);

(6)          the Estimated Payment Amount, if any; and

(7)          Such other documents as the parties may determine are reasonably necessary to consummate the transactions contemplated hereby.

(c)            Loan Documents and Loan Files.

(1)          Not later than 24 hours following the Closing Date, Seller shall deliver to Buyer or its designee the Loan Files and Loan Documents (reasonably organized and cataloged), in the medium (including imaged documents) then maintained by Seller. Seller shall have no responsibility or liability for the Loan Files and Loan Documents from and after the time such files are delivered by Seller to Buyer or to an independent third party designated by Buyer for shipment to Buyer, the cost of which shall be the sole responsibility of Seller.

(2)          Promptly upon execution of this Agreement, Buyer shall provide Seller in writing with the exact name to which the Loans are to be endorsed, or whether any Loans should be endorsed in blank. Seller will use its reasonable best efforts to complete such endorsements and deliver the Loan Documents, along with appropriate assignments of real property security instruments in recordable form and assignments of financing statements, at the Closing.

(d)           Collateral Assignments and Filing. Seller shall take all such reasonable actions as requested by Buyer to assist Buyer in obtaining the valid perfection of a lien or security interest in the collateral, if any, securing each Loan sold on the Closing Date in favor of Buyer or its designated assignee as secured party. Any such action shall be at the sole expense of Buyer, and Buyer shall reimburse Seller for all reasonable third party costs incurred in connection therewith.

(e)           Power of Attorney.   Seller shall executed and deliver to Buyer powers of attorney or other instrument satisfactory to Buyer’s counsel authorizing Buyer and its representatives to file or record assignments of collateral security and endorse in Seller’s name any checks, drafts, notes or other documents received in payment of the Loans after the Closing.

(f)           Premises Filings. On the Closing Date, Seller and Buyer shall file or record, or cause to be filed or recorded, any and all documents necessary in order that the legal and equitable title to Premises as provided herein be duly vested in Buyer.

7.           Conditions Precedent to Seller’s Obligations.  The obligations of Seller under this Agreement are, at the option of Seller, subject to the following conditions precedent that at or before Closing or at or before such time as expressly set forth below:

(a)           The Regulatory Approvals shall have been made or obtained and shall remain in full force and effect, and all statutory waiting periods applicable to the transactions contemplated hereby shall have expired or terminated;

(b)           Buyer shall have duly and timely performed its covenants and agreements herein on or prior to the Closing Date in all material respects;

(c)           Each of the representations and warranties of Buyer contained or referred to in this Agreement that are qualified as to materiality shall be true and correct and any such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, at the Closing as though made at Closing (except to the extent such representations and warranties speak of an earlier date);

(d)           No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Requirement or Order (whether temporary, preliminary or permanent) which is in effect and which prohibits or makes illegal, or materially restricts, the consummation of the transactions contemplated by this Agreement or materially alters the terms of this Agreement;

(e)           No Legal Proceedings shall have been instituted against Buyer or Seller where the determination of liability against such party would reasonably be expected to have a Material Adverse Effect or a material and adverse effect on the ability of such party to consummate the transactions contemplated by this Agreement; and

(f)           There shall have been delivered to Seller a certificate confirming items (a)-(c) above, dated as of the Closing Date, and signed on behalf of the Buyer by its Chief Executive Officer and President.

8.           Conditions Precedent to Buyer’s Obligations.  The obligations of Buyer under this Agreement are, at the option of Buyer, subject to the following conditions precedent that at or before Closing or at or before such time as expressly set forth below:

(a)           The Regulatory Approvals shall have been made or obtained and shall remain in full force and effect, and all statutory waiting periods applicable to the transactions contemplated hereby shall have expired or terminated, and no such Regulatory Approval shall have resulted in the imposition of a Materially Burdensome Regulatory Condition;

(b)           Seller shall have duly and timely performed its covenants and agreements herein on or prior to the Closing Date in all material respects;

(c)           Each of the representations and warranties of Seller contained or referred to in this Agreement that are qualified as to materiality shall be true and correct and any such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, at the Closing as though made at the Closing (except to the extent such representations and warranties speak of an earlier date);

(d)           No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Requirement or Order (whether temporary, preliminary or permanent) which is in effect and which prohibits or makes illegal, or materially impacts, the consummation of the transactions contemplated by this Agreement or materially alters the terms of this Agreement;

(e)           No Legal Proceedings shall have been instituted against Buyer or Seller where the determination of liability against such party would reasonably be expected to have a Material Adverse Effect or a material and adverse effect on the ability of such party to consummate the transactions contemplated by this Agreement;

(f)           There shall have been delivered to Buyer a certificate confirming items (a)-(c) above, dated as of the Closing Date, and signed on behalf of the Seller by its President;

(g)

(1)          Buyer shall have obtained a Phase I Environmental Site Assessment report (“Buyer’s Phase I Report”), which shall be at Buyer's expense, prepared after the date hereof.  Buyer shall report to Seller the results of the Buyer’s Phase I Report, together with any objections (an “Objection”) to any matter (other than information made available to Buyer by Seller prior to the date of this Agreement) that Buyer believes in its reasonable discretion could be a violation of any Environmental Law that (i) materially and adversely affect Buyer's continued use of the Premises for the purpose of operating the relevant Branch, or (ii) has a Material Adverse Effect on Buyer.   Buyer shall provide the report together with any Objections to Seller no later than forty-five calendar days after the date of this Agreement.  If Buyer raises any Objections, Seller and Buyer shall address such Objection as set forth in subsection (2) below.

(2)          If Buyer discovers any Objections that would, individually or in the aggregate, require the expenditure of $100,000 or more to remediate, as determined by Buyer in its reasonable discretion, Buyer shall promptly give written notice thereof to Seller describing the Objection or Objections in detail and Seller shall have the obligation to pay up to the sum of $100,000 to cure such Objection(s) prior to the Closing, if cure is reasonably possible.  If Seller is unable or unwilling to cure any such Objection to Buyer’s reasonable satisfaction, then in Buyer’s sole and absolute discretion, and upon written notice to Seller, such notice to be received by Seller no later than ten (10) calendar days after Buyer is notified in writing of Seller’s inability or unwillingness to cure any such Objection: (a) Buyer shall receive title or a leasehold interest in the Premises or Branch Lease, respectively, in their then existing condition with a corresponding adjustment to Purchase Price that is mutually agreeable to both parties, provided, that any such adjustment to Purchase Price shall not exceed $100,000, or (b) Buyer may terminate this Agreement, or (c) Seller shall keep title to the Premises related to such Objection(s) and Buyer may lease such Premises from Seller on terms mutually agreeable to both parties with a corresponding mutually agreeable adjustment to the Purchase Price.

(h)           All Title Objections shall have been cured, waived by Buyer or become an Insured Exception, in each case, as contemplated by Section 16(q); and

(i)          Seller shall have delivered the closing deliverables set forth in Section 6(a).

9.           Representations and Warranties of Seller.  Seller represents and warrants to Buyer as follows, subject to the exceptions disclosed in writing in the Seller Disclosure Schedule and delivered as of the date hereof:

(a)           Corporate Organization.  Seller is a federal savings association duly organized and validly existing in good standing under the laws of the United States of America, and is entitled to own its properties where such properties are now owned and operated and has the requisite power and authority to conduct its business as now being conducted at the Branches. Seller is an insured depository institution pursuant to the provisions of the Federal Deposit Insurance Act, as amended, and, other than as set forth in the Cease and Desist Order, the Amended Order, the FDIC Resolution and the OTS Regulatory Letter, no act or default has occurred.

(b)           Financial Statements; Thrift Reports.  The Seller has previously provided or, as applicable, will provide, to Buyer true, correct and complete copies of:

(1)          The audited consolidated balance sheets of Seller and Seller Parent as of December 31, 2008 and 2007 and the related audited consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the years ended December 31, 2008 and 2007, inclusive (collectively the “Audited Financial Statements”), accompanied by the audit report of Plante & Moran PLLC with respect to 2008 and BKD, LLP with respect to 2007;

(2)          The unaudited consolidated balance sheets of Seller and Seller Parent as of March 31, 2009 and the related unaudited consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for the period ended March 31, 2009 and the unaudited  consolidated balance sheets of Seller and Seller Parent and the related unaudited  consolidated statements of operations, stockholders' equity and  comprehensive income (loss) and cash flows of the Seller and Seller Parent for each  calendar quarter ended between March 31, 2009 and the Closing Date (collectively the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”);

(3)          The December 31, 2008 Thrift Financial Report of the Seller and the Thrift Financial Report of the Seller for each calendar quarter ended between December 31, 2008 and the Closing Date (collectively the “Thrift Reports”).

The Financial Statements and the Thrift Reports were prepared on a consistent basis and, with respect to the Financial Statements, in accordance with GAAP (subject, in the case of the Unaudited Financial Statements, to recurring audit adjustments, normal in nature and not material in amount, and the absence of notes to the financial statements).  The Financial Statements and the Thrift Reports fairly and accurately present the financial condition and results of operations of Seller Parent and Seller in all material respects for their respective fiscal periods or as of their respective dates, are correct and complete and are consistent with the books and records of Seller Parent and Seller. The books and records of Seller Parent and Seller are correct and complete, have been, and are being, maintained in all material respects in accordance with GAAP and any other Legal Requirement and accounting requirements.

(c)           Title to Assets.  Except as set forth in Schedule 9(c)(i) of the Seller Disclosure Schedule, Seller is the lawful owner of, or in the case of leased Assets, has a valid leasehold interest in, each of the Assets, and the Assets are not subject to any Lien other than Permitted Liens. Except as set forth in Schedule 9(c)(ii) of the Seller Disclosure Schedule and subject to and upon the execution of the documents of transfer, conveyance and assignment by Seller as provided herein at Closing and the receipt of the consents and approvals as set forth herein, Seller has the right to sell, convey, transfer, assign and deliver to Buyer all of Seller’s right, title and interest in and to the Assets free and clear of any Lien other than Permitted Liens and subject to the terms and conditions hereof, on the Closing Date, Buyer will acquire good and marketable title to all of the Assets free and clear of any Lien other than Permitted Liens.

(d)           Premises.  Other than the Premises, the Assets do not include any ownership interest in real property. The Premises constitute all of the real estate owned or leased by Seller on which Seller maintains the Branches.

(e)           Environmental Matters.

(1)          Except as set forth in Schedule 9(e) of the Seller Disclosure Schedule, the Premises have been operated by Seller in material compliance with all Applicable Environmental Laws, including but not limited to Legal Requirements relating to the use, handling, release, storage and disposal of Hazardous Substances.   Seller has not, in violation of any Legal Requirement, used, handled, stored or disposed of Hazardous Substances on the Premises or elsewhere, nor has Seller, in violation of any Legal Requirement, discharged or released any Hazardous Substances upon the Premises or elsewhere, in violation of any Applicable Environmental Laws or that would require remedial action or otherwise impose liability.  To Seller’s Knowledge, and except as set forth in Schedule 9(e) of the Seller Disclosure Schedule, no other party has, in violation of any Legal Requirement, engaged in any such use, handling, storage, disposal, discharge or release of any Hazardous Substance on the Premises.  To Seller’s Knowledge, except as set forth in Schedule 9(e) of the Seller Disclosure Schedule, the Premises have been and are free of any Hazardous Substances, in violation of any Legal Requirement, soil, soil vapor, and groundwater contamination in excess or violation of any applicable cleanup standard, or any underground or above-ground storage tanks, disposal pits, landfills, surface impoundments, clarifiers, leachfields, septic tanks, and wells.

(2)          Seller has maintained secured creditor liability exemptions pursuant to 42 U.S.C. § 9601(20) and similar laws under applicable states, including but not limited to  not participating in management nor otherwise “controlling” or “directing” any borrower such that Seller would be subject to any liability with respect to any environmental matters in connection with any security, borrower’s operations or any borrower’s property; and Seller has not foreclosed on a loan or taken over security in a manner that would result in liability under Environmental Laws, including but not limited to that it has taken “reasonable steps” to divest itself of any such properties at the earliest practicable, commercially reasonable time, on commercially reasonable terms.

(3)          Except as set forth in Schedule 9(e) of the Seller Disclosure Schedule, there are no legal, administrative, arbitration or other proceedings, lawsuits, notices of violations, claims, actions, causes of action, environmental investigations or remediation activities, private or governmental, of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on the Seller of any liability or obligation under any Applicable Environmental Laws, pending or, to the Knowledge of the Seller, threatened against the Seller.  To the Knowledge of the Seller, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation on the Seller. Neither the Seller nor the Premises is subject to any agreement, order, award, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency, arbitrator, or third party imposing any unsatisfied liability or unmet obligation pursuant to or under any Applicable Environmental Laws.

(f)           Loans.

(1)          All Loans have been made and maintained (including the risk rating of the Loans) in the ordinary course of business, in accordance with Seller’s customary lending standards and written loan policies and in compliance with all applicable Legal Requirements. No Loan is usurious and each Loan either meets or is exempt from any usury laws or regulations.  Seller has complied with any applicable federal or state laws, regulations or other requirements on consumer credit, equal credit opportunity and truth-in-lending.

(2)          Seller’s loan files for the Loans (the “Loan Files”) contain all originally executed notes, leases and other evidences of any indebtedness, including without limitation all originally executed loan agreements, loan participation agreements and certificates, control agreements, security agreements, mortgages, guarantees, UCC financing statements and similar documents evidencing collateral or other financial accommodations relating to the Loans (the “Loan Documents”).  The Loan Files accurately reflect the payment history through the applicable date thereof, the outstanding balance of the Loan as of the date indicated therein, and all receipts pertaining to the Loan from the Obligor(s) thereof and all credits to which such Obligor(s) are entitled as of the date indicated therein.

(3)          No taxes or other liability of Seller shall accrue against or be collected from Buyer out of any Loan by reason of the purchase thereof by Buyer. Seller has paid or caused to be paid any and all license, franchise, intangible, stamp or other tax or fee due and owing to any state where a Loan originated, or any political subdivision thereof, arising from or relating to the acquisition, collection or holding of any Loan by the Seller.

(4)          Neither Seller nor any of its agents, officers, employees or representatives has been guilty of any civil or criminal fraud with respect to the creation of any Loan or with respect to the transfer, assignment and sale of the same to Buyer hereunder.

(5)          No Loan is (i) thirty (30) days or more past due in the payment of any required principal or interest, (ii) on non-accrual status, (iii) Classified, or (iv) otherwise an Excepted Loan.  All Loan Documents are correct in amount.  To the Knowledge of Seller, the Loan Documents contain genuine signatures of the parties thereto, including, but not limited to makers and endorsers and of Seller.  The Loan Documents are supported by adequate consideration and are enforceable by Buyer or its successors and assigns in accordance with their respective terms (except as such enforceability may be limited by bankruptcy or creditors’ relief laws of general application), represent the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such Person referred to as an “Obligor”) thereunder, and are evidenced by legal, valid and binding instruments executed by the Obligor, each of which at the time of such execution had, to the Knowledge of the Seller, capacity to contract, and none of the obligations represented by the Loan Documents have been modified, subordinated, altered, forgiven, discharged or otherwise disposed of except as indicated by the Loan Documents contained among the Loan Files or as a result of bankruptcy or other debtor’s relief laws of general application.  No Obligor has any right of rescission pursuant to the Truth in Lending Act or other Legal Requirement which has not expired or otherwise terminated.  To the Knowledge of Seller, no maker, signatory or guarantor on any Loan is in bankruptcy and none of the Loans are subject to any offsets or claims of offset, or claims of other liability on the part of Seller.

(6)          Except for FHA loans, no Loans have been sold subject to an agreement to repurchase.

(7)          The servicing practices of Seller used with respect to the Loans have been consistent with commercially reasonable practices in the industry and have been in compliance in all material respects with all Legal Requirements.

(8)          No borrower, customer or other party in connection with the Loans has notified Seller, or has asserted against Seller, in each case in writing, any “lender liability” or similar claim.

(9)          Except as set forth on Schedule 9(f) of the Seller Disclosure Schedule, the Seller has made no commitment to make or modify the terms and conditions of any Loan other than as set forth in the Loan Files. Except as set forth on Schedule 9(f) of the Seller Disclosure Schedule, no Obligor under any Loan is entitled to any further advances of loan proceeds.  No Loan is cross-collateralized with any other loan.  Any insurance with respect to any Loan is in full force and effect and Seller has complied with all applicable provisions of any insurance contract or applicable Legal Requirement with respect to such insurance, except where such non-compliance would not materially affect the insurability or value of such loan.

(10)        With respect to any Loan secured by real property:

i)	the mortgage is a valid and subsisting lien on the property described in it;

ii)
the mortgaged property is free and clear of all encumbrances and liens having priority over the mortgage except for senior loans described in the Loan Documents and liens for real estate taxes and special assessments, that are not yet due and payable;

iii)
the Loan Documents include either an opinion of counsel or a mortgage title insurance policy insuring the mortgage and such title insurance policy is on a current ALTA form (or other generally acceptable form) issued by a generally acceptable insurance company;

iv)
at the time of origination, the mortgaged property was, and Seller has not received written notification that the mortgaged property is not, free and clear of all mechanic’s liens, materialmen’s liens or similar types of liens or the mortgage title insurance policy provides Buyer with substantially the same protection as this warrant;

v)
all taxes, government assessments, insurance premiums, water, sewer and municipal charges, leasehold payment or ground rents that have become due and payable with respect to the mortgaged property have been paid or an escrow of funds sufficient to pay them has been established;

vi)	Seller has no Knowledge that any improvement on the mortgaged property is in violation of any applicable zoning law or regulation;

vii)
Except as set forth on Schedule 9(f) of the Seller Disclosure Schedule, Seller has no Knowledge that the mortgaged property is damaged by fire, wind or other cause of loss and there are no proceedings pending for the partial or total condemnation of the property;

viii)
to the best of Seller’s Knowledge, any improvements that are included in the appraised value of the mortgaged property are totally within the property’s boundaries and building restriction lines and no improvements on adjoining property encroach on the mortgaged property;

ix)
a casualty insurance policy on the mortgaged property is in effect which is written by a generally acceptable insurance company and provides fire and extended coverages for an amount at least equal to the amount required by Seller’s loan policies;

x)
a flood insurance policy written by a generally acceptable insurance company, which policy meets current guidelines of the Federal Insurance Administration and is for an amount at least equal to the amount required by Seller’s loan policies, is in effect on the mortgaged property if any party of it is in an area listed in the Federal Register by the Federal Emergency Management Agency as an area with special flood hazards, and if insurance is available;

xi)	Seller has no Knowledge of any material litigation, proceeding or governmental investigation pending, or any order, injunction or decree outstanding, existing or relating to the mortgaged property;

xii)
to the Knowledge of Seller, the mortgaged property has never been used for the storage, treatment or disposal of any material amount of Hazardous Substances (other than by tenants in the ordinary course of tenancy or the owner in the ordinary course of business, and such storage, treatment or disposal of Hazardous Substances is or was in all material respects in accordance with all applicable Legal Requirements), nor has such mortgaged property ever been listed by any governmental agency as containing any Hazardous Substance in violation of Legal Requirement unless such Hazardous Substance has been remediated;

xiii)
with respect to Loans secured by single family residences, the Loan Documents do not grant more favorable rights to the borrower on default and foreclosure, or less favorable rights to the note holder with respect to property insurance, leasehold interests, other liens on the mortgaged property, condemnation proceedings, or other proceedings that result in a full or partial taking of the property, or any other compensation, settlement, or award of damages that is the result of damage to, or destruction of, the mortgaged property than those granted in the Fannie Mae/Freddie Mac or other banking industry standard uniform instruments for the applicable jurisdiction(s);

xiv)
the Loan Documents expressly allow the noteholder to advance at any time sums for unpaid insurance premiums, property taxes, or any other payments necessary to protect the value of the mortgaged property or the noteholder’s rights in the mortgaged property and permit the noteholder to collect such amounts from the borrower on a deferred basis; and

xv)
the Loan Documents obligate the borrower to maintain the mortgaged property in a way that prevents deterioration and to repair promptly any damage to the mortgaged property, whether or not such damage is covered by insurance.

(11)        The Seller has properly perfected or caused to be properly perfected valid and enforceable security interests, liens, or other interests in any collateral securing the Loans and such proper perfection continues to be in effect, such security interests, liens, or other interests are assignable and have the priority reflected in the Seller’s books and records and each such Loan contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral securing such Loan.

(12)        The Seller is the sole owner and holder of the Loans, has all power and authority to hold the Loans and has good and marketable title to the Loans free and clear of any Lien other than Permitted Liens.

(g)           Deposit Liabilities. The Deposit Liabilities are genuine and enforceable obligations of Seller and have been originated or extended and administered in all material respects in compliance with the documents governing the relevant type of Deposit Liabilities and all Legal Requirements, including without limitation, the Truth in Savings Act and regulations promulgated thereunder.  The Deposit Liabilities are insured by the FDIC through the Deposit Insurance Fund to the fullest extent provided for by applicable Legal Requirement and all premiums and assessments required to be paid in connection with such insurance have been paid when due.  All interest has been properly accrued on the Deposit Liabilities and Seller’s records accurately reflect such accrual of interest.  As of the date of this Agreement, except as set forth on Schedule 9(g) of the Seller Disclosure Schedule, Seller has not received written notice of any loss or potential loss of any material business or customers related to the Loans or the Deposit Liabilities.

(h)           Branch Business.

(1)          The business at the Branches has been conducted in compliance with Seller’s policies and procedures and in material compliance with all Legal Requirements.

(2)          Except as set forth on Schedule 9(h) of the Seller Disclosure Schedule, there are no Legal Proceedings or Order entered, promulgated or pending or, to the Knowledge of Seller, threatened against or affecting the Assets, Liabilities, or any of the Branches or against any of the Branches or the business of Seller at law or in equity or otherwise, and there are no unsatisfied judgments of record against Seller. Except as set forth on Schedule 9(h) of the Seller Disclosure Schedule, there are no obligations or liabilities (whether or not accrued, contingent or otherwise) that would reasonably be expected to result in any claims against or obligations or liabilities of Seller with respect to the Branches, the Assets or Liabilities.

(i)           Regulatory Approval; Regulatory Agreement.

(1)          Except as set forth on Schedule 9(i)(1) of the Seller Disclosure Schedule, there are no pending or, to the Knowledge of Seller, threatened disputes or controversies between Seller Parent or Seller and any Governmental Entity.

(2)          As of the date of this Agreement, neither Seller Parent nor Seller has received any written indication, or, to the Knowledge of Seller, oral notification, from any Governmental Entity that such Governmental Entity would oppose or refuse to grant a regulatory approval regarding execution of this Agreement by Seller Parent and Seller and consummation of the transactions contemplated herein by Seller Parent and Seller.

(3)          Other than the Cease and Desist Order, the Amended Order, the FDIC Resolution and the OTS Regulatory Letter and as set forth on Schedule 9(i)(3) of the Seller Disclosure Schedule, Seller is not subject to any cease-and-desist or other order issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or been a recipient of any supervisory letter from, or has adopted any board resolutions (each of the foregoing, a “Regulatory Agreement”), at the request of any Governmental Entity, nor has the Seller been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

(4)          Seller has been in material compliance and continues to be in material compliance as of the date hereof with the Cease and Desist Order, the Amended Order, the FDIC Resolution, the OTS Regulatory Letter and the agreements, memoranda of understanding, commitment letters, directives, resolutions, arrangements and other written documentation that are identified in Schedule 9(i)(4) of the Seller Disclosure Schedule.

(j)           Power, Authority and Enforceability.  Seller has the requisite power and authority to enter into, deliver and perform this Agreement and any instruments or other documents executed pursuant hereto.  This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Seller.  This Agreement has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally, as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

(k)           No Conflict.  The execution, delivery and performance of this Agreement and any instruments and documents executed pursuant hereto by Seller do not, and will not:

(1)          violate any provision of the organizational documents of Seller,

(2)          subject to the receipt of all regulatory approvals required by this Agreement as set forth in Schedule 9(k)(2) of the Seller Disclosure Schedule (the “Regulatory Approvals”), constitute a breach or violation of, or default under, any Legal Requirement, Order or Governmental Authorization to which Seller is subject, which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, or

(3)          subject to the receipt of all consents required by this Agreement as set forth on Schedule 9(k)(3) of the Seller Disclosure Schedule (the “Consents” and together with the Regulatory Approvals collectively referred to as, the “Required Consents”), constitute a breach or violation of, or default under, any agreement or instrument of Seller or to which Seller is subject or by which Seller is otherwise bound, which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, or

(4)          result in the creation of any Lien upon any of the Assets.

(l)           Licenses and Permits.  Seller has all material Governmental Authorizations necessary for the lawful conduct of its business at each of the Branches as now conducted and, except as would not individually or in the aggregate be reasonably expected to have a Material Adverse Effect, all such Governmental Authorizations, are valid and in good standing and, to the Knowledge of Seller, are not subject to any suspension, modification or revocation or proceedings related thereto.

(m)           Required Consents.  Other than the Regulatory Approvals, no notices, reports or other filings are required to be made by Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller from, any Governmental Entity in connection with the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated by this Agreement by Seller. Other than the Required Consents, there are no consents or approvals of any Governmental Entity or other third party required to be obtained in connection with the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated by this Agreement by Seller.

(n)           Personal Property.  Seller has valid title to the Personal Property, free and clear of any Liens other than Permitted Liens, and has the right to sell, convey, transfer, assign and deliver to Buyer all of the Personal Property.  The Personal Property is in good working order, ordinary wear and tear excepted, and is fit for the purpose it is used for by Seller in the conduct of the business of the Branches.

(o)           Insurance.  Schedule 9(o) of the Seller Disclosure Schedule contains a complete and accurate list and description (including coverage, deductible and expiration date) of all insurance policies (collectively, the “Insurance Policies”),which are owned by Seller or which name Seller as an insured and which pertain to the Assets, Branches or Seller’s employees.  Except as set forth on Schedule 9(o) of the Seller Disclosure Schedule, all such Insurance Policies are in full force and effect, and Seller has not received written notice of termination or non-renewal of any such Insurance Policies.  Except as set forth on Schedule 9(o) of the Seller Disclosure Schedule, since December 31, 2008, Seller has not received: (i) any written notice of cancellation of any Insurance Policy or refusal of coverage thereunder; (ii) any written notice that any issuer of such Insurance Policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated; or (iii) any other indication in writing that such Insurance Policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.  Since December 31, 2008, Seller has not been advised of any adverse change in Seller’s relationship with its insurers or in the premiums payable pursuant to such policies.  Seller shall keep all Insurance Policies in full force and effect through the Closing Date.

(p)           Employment; Labor.

(1)          Seller has provided or made available to Buyer a complete list of all employees employed at the Branches as of the date hereof and a true and correct copy of each such employee’s complete employment file. All employment files have been maintained in compliance in all material respects with all applicable Legal Requirements regarding employment. Except as set forth on Schedule 9(p) of the Seller Disclosure Schedule, there are no employment agreements, non-compete agreements or other contracts or arrangements for the performance of personal services at the Branches, with employees employed or independent contractors or consultants retained, at the Branches.

(2)          Seller has not received services from any individual whom Seller treated as an independent contractor, but who should have been treated as a common-law employee.

(3)          Seller has complied with all Legal Requirements relating to the employment of its employees in all material respects, including any provisions thereof relating to: (i) wages, hours, bonuses, commissions, termination pay, vacation pay, sick pay, fringe benefits, health insurance continuation (COBRA), and the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto; (ii) unlawful, wrongful, or retaliatory or discriminatory employment or labor practices; (iii) occupational safety and health standards; or (iv) plant closing, mass layoff, immigration, workers’ compensation, disability, unemployment compensation, whistleblower and other employment Legal Requirements.

(4)          Seller has not engaged in any “mass layoff” or “plant closing” (as defined by applicable federal and state WARN laws) within the six months prior to Closing.

(5)          Seller is not a party to any collective bargaining agreement or other labor union contract applicable to its employees.  There are and have been no strikes, slowdowns, work stoppages or lockouts, by or with respect to any of the employees of Seller in connection with the operation of the business.  Seller has not agreed to recognize any union or other collective bargaining representative, and no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any of Seller’s employees.  There is no current union representation matter involving employees of Seller, and, to Seller’s Knowledge, there is no activity or proceeding of any  labor organization (or representative thereof) or employee group to organize any such employees.

(6)          No employee of Seller is party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition, non-solicitation, or proprietary rights agreement between such employee and any other Person which materially adversely affects or will materially adversely affect the employee’s ability to perform duties as an employee of Buyer following the Closing.

(7)          No employee of Seller has asserted or threatened to assert any claim against Seller or any of Seller’s officers, directors, or managers (whether under Legal Requirement, any employment agreement or otherwise) on account of or for: (i) overtime pay; (ii) wages, salaries, bonuses or commissions; (iii) vacations, sick leave, or time off or pay in lieu of vacation or sick leave or time off; (iv) alleged unlawful, unfair, wrongful, retaliatory or discriminatory employment or labor practices; (v) breach of contract arising under an individual agreement or any other employment covenant whether express or implied; (vi) alleged violation of any law regarding minimum wages, maximum hours of work, or meal and rest periods; (vii) alleged violation of occupational safety and health standards; (viii) alleged tort violations; or (ix) alleged violations of immigration, workers’ compensation, disability, unemployment compensation, protected leave, whistleblower, or any other employment or labor relations laws.

(8)          All employees of Seller are authorized to work in the United States and a Form I-9 has been properly completed and retained with respect to each of Seller’s current and former employees.

(9)          The employees of Seller who have (or have had) access to confidential and/or proprietary information of Seller have executed confidentiality and assignment of inventions documentation which documentation is adequate to protect Seller’s proprietary interest therein;

(10)                    Except as set forth on Schedule 9(p) of the Seller Disclosure Schedule, the employment of each employee of Seller is terminable at will without cost to Seller except for payment of accrued salaries or wages and vacation pay.  No current or former employee of Seller has any right to be rehired by Seller prior to its hiring an individual not previously employed by Seller.

(11)                    All employees of Seller have been or will have been, on or before the Closing, paid in full by Seller for all earned wages, salaries, commissions, bonuses, vacation pay, sick pay, and other compensation of any kind for services performed on behalf of Seller up to and including the Closing Date.

(12)                    To Seller’s Knowledge, no officer or other key employee of Seller intends to terminate employment with Seller prior to the Closing.  Seller has not taken any action which was calculated to dissuade any present employees, representatives or agents of Seller from working for the Buyer following the Closing.

(q)           Tax Matters.  Except as set forth in Schedule 9(q) of the Seller Disclosure Schedule:

(1)          Seller has filed all material tax returns that it is required to file (taking into account any extensions of a required filing date).  All such tax returns were correct and complete in all respects.  All taxes owed by Seller (whether or not shown on any tax return) have been paid.  Seller is not currently the beneficiary of any extension of time within which to file any tax return.  There are no encumbrances on any of the assets of Seller that arose in connection with any failure (or alleged failure) to pay any tax.

(2)          Seller has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(3)          There is no dispute or claim concerning any tax liability of Seller (including a written claim made by an authority in a jurisdiction where Seller does not file tax returns that Seller is or may be subject to taxation by that jurisdiction) either (A) claimed or raised by any authority in writing or (B) as to which any of the directors and officers (and employees responsible for tax matters) of Seller have Knowledge based upon personal contact with any agent of such authority.  Schedule 9(q) of the Seller Disclosure Schedule lists all material federal, state, local and foreign income tax returns filed for each of the last three (3) years with respect to Seller, indicates any tax returns that have been audited, and indicates any tax returns that currently are the subject of audit.  Seller has delivered to the Buyer correct and complete copies of all its income tax returns for the last three (3) years, examination reports, and statements of deficiencies assessed against or agreed to by Seller.

(4)          Seller has not waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency.

(5)          Seller is not a party to any tax allocation or sharing agreement.  Seller (A) has not been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Seller) or (B) does not have any liability for the taxes of any Person (other than Seller) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(6)          Seller has no permanent establishment in any foreign country, as defined in the relevant tax treaty between the United States of America and such foreign country.

(7)          No deficiency or proposed adjustment which has not been settled or otherwise resolved for: (A) any amount of tax has been proposed, asserted or assessed by any taxing authority against Seller, or (B) any material amount of tax has been proposed, asserted or assessed by any taxing authority against any affiliated group with respect to a taxable period during which Seller was a member of the affiliated group.

(8)          Schedule 9(q) of the Seller Disclosure Schedule contains a list of states, territories and jurisdictions (whether foreign or domestic) in which Seller has filed tax returns relating to income taxes.

(r)           ERISA.  Schedule 9(r) of the Seller Disclosure Schedule sets forth a true and complete list of each Employee Benefit Plan of Seller and its ERSIA Affiliates  Neither Seller nor any of its ERISA Affiliates sponsors, maintains or contributes to (and no such Person has ever sponsored, maintained or contributed to) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, any “multiemployer plan” as defined in Section 3(37) of ERISA, or any “multiple employer plan” subject to Section 4063 or 4064 of ERISA. None of the Assets (i) are “plan assets” of any Employee Benefit Plan, (ii) are subject to any lien or other encumbrance relating to any Employee Benefit Plan under ERISA, the Code, or otherwise, or (iii) otherwise have been identified or earmarked as available for or relating to benefits under any Employee Benefit Plan.

(s)           Intellectual Property.

(1)          To the Knowledge of Seller and Seller Parent, the maintenance of the Liabilities or ownership of Assets do not infringe on or otherwise violate the Intellectual Property rights of any Person. To the Knowledge of Seller and Seller Parent, in the four years immediately preceding the date of this Agreement, Seller has not received any written notice of any pending, existing or threatened claim, action or proceeding with respect to any claims of infringement or misappropriation of any third party’s Intellectual Property Rights and, to the Knowledge of Seller and Seller Parent, no such claim, action or proceeding is pending, existing or threatened, and to the Knowledge of Seller and Seller Parent, there are no obligations or liabilities (whether or not accrued, contingent or otherwise) or, facts or circumstances arising from Seller’s maintenance of the Liabilities and ownership of the Assets that would reasonably be expected to result in any claims against Seller for the misappropriation of infringement of Intellectual Property Rights with respect to the Branches, the Assets or Liabilities.

(2)          To the knowledge of Seller and Seller Parent, no current or former employee, consultant or independent contractor of Seller:  (i) is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other contract, agreement, arrangement, commitment or undertaking with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, Seller or using trade secrets or proprietary information of others without permission; (ii)  has, to Seller’s Knowledge, misappropriated any trade secrets of any other Person in the course of its performance as an employee, independent contractor or agent or (iii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for Seller that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.  The employment of any employee of Seller or the use by Seller of the services of any consultant or independent contractor does not subject Seller to any liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for Seller, whether such Liability is based on contractual or other legal obligations to such third party.

(3)          Set forth on Schedule 9(s)(3) of the Seller Disclosure Schedule is a complete description of the Intellectual Property that will be licensed by Seller to Buyer at Closing (the “Licensed IP”), including a true and complete list of (i) all worldwide registrations made by or on behalf of the Seller of any trademarks, service marks, Internet domain names or Internet or World Wide Web URLs or addresses with any governmental authority or quasi-governmental authority, including Internet domain name registries, and (ii) all applications, registrations, filings and other formal written governmental actions made or taken pursuant to applicable Legal Requirements by the Seller to secure, perfect or protect its interest in the Licensed IP.

(4)          Seller owns, free and clear of any liens, all rights, title and interest in and to all Licensed IP. To the knowledge of Seller, the Licensed IP are valid and subsisting, in full force and effect in all material respects, and have not been canceled, expired or abandoned. Except as set forth on Schedule 9(s)(4) of the Seller Disclosure Schedule, no registration or application with respect to any Licensed IP is subject to any maintenance fees or taxes or actions falling due, including without limitation, the filing of an affidavit of use, renewal or response to an official action, during the Phaseout Period. To the knowledge of Seller and Seller Parent, no Person is challenging, infringing on or otherwise violating any right of Seller or Seller Parent with respect to any Licensed IP. To the knowledge of Seller and Seller Parent, in the four years immediately preceding the date of this Agreement, Seller has not received any written notice of any pending, existing or threatened claim, action or proceeding with respect to any Licensed IP and, to the knowledge of Seller and Seller Parent, no such claim, action or proceeding is pending, existing or threatened, and to the Knowledge of Seller and Seller Parent, no Licensed IP is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Licensed IP or right.

(t)           Assigned Contracts.

(1)          Seller has made available to Buyer true, complete and accurate copies of the Assigned Contracts, together with all amendments, modifications or supplements thereto, including any assignments thereof

(2)          The Assigned Contracts are the valid and binding obligation of Seller, and to Seller’s Knowledge, of each other party thereto; and, except as would not reasonably be expected to have a Material Adverse Effect, there does not exist with respect to Seller’s obligations thereunder, or, to Seller’s Knowledge, with respect to the obligations of each other party thereto,  the counterparty thereof, any default, or event or condition which constitutes or, after notice or passage of time or both, would constitute a default on the part of Seller or such other party, as applicable, under the Assigned Contracts.

(u)           Capitalization.  Seller Parent owns all of the issued and outstanding capital stock of Seller.

(v)           No Insolvency Proceeding.  Seller has not entered into this Agreement with the actual intent to hinder, delay or defraud any creditor or any other Person.  There has been no voluntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors or similar proceeding (an "Insolvency Proceeding") commenced with respect to Seller. As of the date of this Agreement, Seller is not currently planning to commence an Insolvency Proceeding. As of the date of this Agreement, to the Knowledge of Seller, no other Person is currently planning to commence an Insolvency Proceeding with respect to Seller.

(w)           Brokers.  Seller has not employed or contracted with any broker or finder or incurred any liability for brokerage fees, commissions, finders’ fees or other like payment in connection with the transactions contemplated hereunder, except for any liability, fee and commission to Keefe, Bruyette & Woods, Inc. (“Seller Financial Advisor”) and Donnelly Penman & Partners for which Seller Parent and/or Seller shall be solely liable.

(x)           Limitations on Representations and Warranties.  Except for the representations and warranties specifically set forth in this Section 9, neither Seller nor any of its agents, Affiliates or representatives, nor any other Person (other than Seller Parent in Section 10 below), makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, with respect to the transactions contemplated hereby.

10.           Representations and Warranties of Seller Parent. Seller Parent represents and warrants to Buyer as follows, subject to the exceptions disclosed in writing in the Seller Disclosure Schedule and delivered as of the date hereof:

(a)           Corporate Organization.  Seller Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is duly registered as a savings and loan holding company under the Home Owners Loan Act of 1933, as amended. Seller Parent has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not (i) reasonably be expected to have a Material Adverse Effect or (ii) prevent or materially delay Seller or Seller Parent from performing their respective obligations under this Agreement.

(b)           Power, Authority and Enforceability.  Seller Parent has the requisite power and authority to enter into, deliver and perform this Agreement and any instruments or other documents executed pursuant hereto and to consummate the transactions contemplated hereby and thereby.  This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Seller Parent.  This Agreement has been duly and validly executed and delivered by Seller Parent and, assuming due authorization, execution and delivery by Buyer, constitutes a valid and binding obligation of Seller Parent, enforceable against Seller Parent in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally, as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

(c)           No Conflict.  The execution, delivery and performance of this Agreement and any instruments and documents executed pursuant hereto by Seller Parent do not, and will not:

(1)          violate any provision of the organizational documents of Seller Parent,

(2)          subject to the receipt of the Regulatory Approvals and Consents as set forth on Schedule 10(c) of the Seller Disclosure Schedule, constitute a breach or violation of or default under any law, Legal Requirement, Order or Governmental Authorization to which Seller is subject, which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect,

(3)          subject to the receipt of all Regulatory Approvals and Consents as set forth on Schedule 10(c) of the Seller Disclosure Schedule, constitute a breach or violation of, or default under, any agreement or instrument of Seller Parent or to which Seller Parent is subject or by which Seller Parent is otherwise bound, which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, or

(4)          result in the creation of any Lien upon any of the Assets.

(d)           Litigation.  Other than as disclosed on Schedule 10(d) of the Seller Disclosure Schedule, there are no Legal Proceedings or Orders, whether civil, criminal or administrative, pending or, to the Knowledge of Seller Parent, threatened, against or affecting Seller Parent, the business of Seller Parent, Seller, the business of Seller, the Assets, Liabilities, affecting any of the Branches or against any of the Branches, at law, in equity or otherwise, which would either (a) reasonably be expected to result in a Material Adverse Effect, or (b) prevent, impair or materially delay Seller Parent or Seller from being able to perform its obligations under this Agreement in all material respects.

(e)           Required Consents.  Except for the Required Consents, no consents or approvals of or filings or registrations with any Governmental Entity or any third party are necessary in connection with the execution and delivery by Seller or Seller Parent of this Agreement and the consummation by Seller and Seller Parent of the transactions contemplated hereby.

(f)           Capitalization.  Seller Parent owns all of the issued and outstanding capital stock of Seller, free and clear of all Liens other than as described in the Forbearance Agreement, dated as of July 24, 2008, by and between Seller Parent and Intergra Bank, N.A., as such agreement may be amended or modified from time to time.

(g)           No Parent Stockholder Approval.  No vote of the holders of any class or series of the Seller Parent’s capital stock is necessary to approve and adopt this Agreement and approve the transactions contemplated hereby.

(h)           Fairness Opinion. The Board of Directors of Seller has received an opinion from Donnelly Penman & Partners, dated as of the date of this Agreement, to the effect that, as of such date, the Premium to be paid by Buyer to Seller hereunder is fair, a signed copy of which opinion will be delivered to Buyer solely for informational purposes as promptly as practicable after receipt thereof by Seller. Such opinion has not been withdrawn or modified.

(i)             Reporting Company Status; and SEC Reports. Seller Parent is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange  Act”) and Seller Parent has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of its common stock under the Exchange Act nor has Seller Parent received any notification that the SEC is contemplating terminating such registration.  Except as set forth on Schedule 10(i) of the Seller Disclosure Schedule, Seller Parent has filed all reports, schedules, forms, statements and other documents required to be filed by Seller Parent under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof since December 31, 2006 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”). As of their respective dates, the SEC Reports complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

(j)           No Approval of Trust Preferred Holders or Trustee.  No approval, consent or other action by any of the holders of the trust preferred securities (the “TruPS”) issued in 2005 by Peoples Bancorp Capital Trust II or the trustee thereof in support of the execution of this Agreement by Seller Parent or Seller and consummation of the transaction contemplated hereby is necessary under the terms of the Indenture and the Amended and Restated Declaration of Trust associated with the TruPS.

(k)           No Insolvency Proceeding.  Seller Parent has not entered into this Agreement with the actual intent to hinder, delay or defraud any creditor or any other Person.  There has been no Insolvency Proceeding commenced with respect to Seller Parent. As of the date of this Agreement, Seller Parent is not currently planning to commence an Insolvency Proceeding.  As of the date of this Agreement, to the Knowledge of Seller Parent, no other Person is currently planning to commence an Insolvency Proceeding with respect to Seller Parent.

(l)           Integra Consent.  Seller Parent has received the following from Integra Bank, N.A.: (i) the unconditional and irrevocable agreement to forbear and refrain from initiating or prosecuting any action in any court to exercise any rights with respect to the Pledged Stock (as such term is defined in the Revolving Credit Loan Agreements), or any other rights or remedies Integra Bank, N.A. may have available to it under the Revolving Credit Loan Agreements that would have the effect of hindering or delaying the closing of the transactions under this Agreement or effect the ability of the parties hereto to consummate the transactions contemplated by this Agreements until the earlier of (A) the Closing Date or (B) the termination of this Agreement, and (ii) the unconditional and irrevocable consent of Integra Bank, N.A. to the execution and entry into this Agreement by Seller and Seller Parent and each of their respective consummation of the transactions contemplated hereby (the “Waiver, Acquiescence and Consent Agreement”).

(m)           Limitations on Representations and Warranties. Except for the representations and warranties specifically set forth in this Section 10, neither Seller Parent nor any of its agents, Affiliates or representatives, nor any other Person (other than Seller and Seller Parent in Section 9 above), makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, with respect to the transactions contemplated hereby.

11.           Representations and Warranties of Buyer.  Buyer represents and warrants to Seller and Seller Parent as follows, subject to the exceptions disclosed in writing in the Buyer Disclosure Schedule and delivered as of the date hereof:

(a)           Corporate Organization.  Buyer is a national association organized and existing in good standing under the laws of the United States, and is entitled to carry on its banking business where such business is now conducted.

(b)           Power, Authority and Enforceability.  Buyer has the requisite power and authority to enter into, deliver and perform this Agreement and any instruments or other documents executed pursuant hereto.  This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Buyer.  This Agreement has been duly and validly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller and Seller Parent, constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally, as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

(c)           No Conflict.  The execution and delivery of this Agreement and any instruments and documents executed pursuant hereto by Buyer do not and, subject to the receipt of all Regulatory Approvals, the consummation of the transactions contemplated by this Agreement will not:

(1)          constitute a breach or violation of or default under any Legal Requirement, judgment, order, governmental permit or the organizational documents or any license of Buyer, or to which Buyer is subject, which breach, violation or default would materially and adversely affect the transactions contemplated hereby, or

(2)          violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien upon any of its assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer is a party, or by which it or any of its properties or assets may be bound or affected, which breach, violation or default would prevent or materially delay Buyer from performing its obligations under this Agreement in all material respects.

(d)           Regulatory Approvals.  Except for the Regulatory Approvals set forth on Schedule 11(d) of the Buyer Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity, or any third party are necessary in connection with the execution and delivery by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby.

(e)           Litigation.  There are no actions, claims, suits, proceedings or investigations, whether civil, criminal or administrative, pending or, to the Knowledge of Buyer, threatened against or affecting Buyer or its business at law or in equity or otherwise, which would prevent or materially delay Buyer from being able to perform its obligations under this Agreement.

(f)           Compliance with Laws.  To the Knowledge of Buyer, Buyer has not received any written notice of any alleged or threatened claim, violation or liability under any law of a Governmental Entity in connection with the operation and business of Buyer that should reasonably be expected to prevent or materially delay Buyer from being able to perform its obligations under this Agreement.

(g)           Absence of Regulatory Agreements.  Buyer is not subject to any Regulatory Agreement with any Governmental Entity that restricts or would reasonably be expected to restrict its ability to purchase the Assets at the Branches or to assume the Liabilities, nor has the Buyer been advised in writing by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

(h)           Governmental Entity Correspondence and Proceedings.  Buyer has not received any notice from, or had any discussions with, any Governmental Entity indicating that such agency would oppose or not promptly grant or issue its consent or approval, if requested, with respect to the transactions contemplated hereby.  There are no pending or, to Buyer’s Knowledge, threatened actions, proceedings or allegations by any Person or Governmental Entity against Buyer that has or would reasonably be expected to have a material and adverse effect on Buyer’s ability to perform its obligations under this Agreement in all material respects.

(i)           Financing.  Buyer has the necessary funding to complete the transactions contemplated by this Agreement as of the date hereof and at the Closing.

(j)           Broker.  Buyer has not employed or contracted with any broker or finder or incurred any liability for brokerage fees, commissions, finders’ fees or other like payment in connection with the transactions contemplated hereunder, except for any liability, fee and commission to Sandler O’Neill & Partners, LP for which Buyer shall be solely liable.

(k)           Limitation of Representations and Warranties.  Except for the representations and warranties specifically set forth in this Section 11, neither Buyer nor any of its agents, Affiliates or representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Seller, express or implied, at law or in equity, with respect to the transactions contemplated hereby and Buyer hereby disclaims any such representation or warranty whether by Buyer or any of its officers, directors, employees, agents or representatives or any other Person.

12.           Seller’s Covenants.  During the period from the date hereof to the Closing Date, subject to compliance with the Cease and Desist Order, the Amended Order, the FDIC Resolution and the OTS Regulatory Letter, and except as set forth in Schedule 12 of the Seller Disclosure Schedule, Seller (i) shall, with respect to the Branches, Assets and Liabilities, use its commercially reasonable efforts to preserve the business relationship with depositors, customers and others having business relationships with it and whose accounts will be retained at the Branches and Seller shall provide written notice to Buyer in the event it receives written notice of any loss or potential loss of any material business or customers related to the Loans or the Deposit Liabilities, (ii) will underwrite and administer the Loans in accordance with prudent, safe and sound underwriting and administration practices and applicable Legal Requirements, (iii)  will maintain the Branches in their current condition, ordinary wear and tear excepted; and (iv) will conduct the business of the Branches and preserve the Assets and Liabilities in accordance with prudent, safe and sound commercial banking practices and applicable Legal Requirements.  Other than as may be required by the Cease and Desist Order, the Amended Order, the FDIC Resolution, the OTS Regulatory Letter, the obligations between Seller Parent and Integra Bank, N.A., or any Regulatory Authority or Legal Requirement, or except as set forth in Schedule 12 of the Seller Disclosure Schedule, Seller covenants with Buyer that, from the date hereof to Closing, Seller, except with the prior written consent of Buyer, will not:

(a)           Sell, transfer, assign, lease, mortgage, pledge or otherwise dispose of or encumber or enter into any contract, agreement, or understanding to sell, transfer, assign, lease, mortgage, pledge or otherwise dispose of or encumber any of the Assets (other than use of Cash on Hand in the ordinary course of business consistent with past practice) or Liabilities existing on the date hereof.

(b)           Sell, transfer, assign, lease, mortgage, pledge or otherwise dispose of or encumber or enter into any contract, agreement, or understanding to sell, transfer, assign, lease, mortgage, pledge or otherwise dispose of or encumber any Loan.

(c)           Fail to maintain policies of insurance as of the date hereof with respect to the Branches in the form and with the coverage maintained on the date hereof and set forth on Schedule 9(o) of the Seller Disclosure Schedule.

(d)           Enter into any employment, agency or other contract or arrangement for the performance of personal services at the Branches, which is not terminable at will (at any time, with or without cause, and with or without notice) without liability to Buyer.

(e)           Fail to comply in all material respects with all Legal Requirements that relate to the conduct of the banking business at the Branches or the Assets.

(f)           Set interest rates at the Branches in a manner inconsistent with prudent, safe and sound banking practices, and without limiting the generality of the foregoing, (i) accept any deposits at higher than prevailing market rates in the geographic markets where the Branches are located at the time of such acceptance; (ii) change interest rates on existing deposits, or (iii) employ any special promotions to increase deposits, provided, that in the event Buyer consents to any special promotion, Buyer shall not be required to pay the Deposit Premium on such deposits obtained in response to any such special promotion, and, provided further, that Buyer shall approve or disapprove any special promotion within two (2) Business Days’ notice thereof.

(g)           Fail to maintain the Personal Property in a commercially reasonable manner and consistent with past practices.

(h)           Acquire or dispose of any Personal Property other than pursuant to commitments made on or before the date of this Agreement and which are identified on Schedule 12(h) of the Seller Disclosure Schedule and except for replacement of any Personal Property and normal maintenance and refurbishing in the ordinary course of business; provided however, that Seller shall make no capital expenditures nor any contract or commitment for capital expenditures in excess of $5,000 for any individual expenditure and $20,000 in the aggregate for any one (1) project for furniture, fixtures or equipment for a Branch.

(i)           Except as set forth on Schedule 12(i) of the Seller Disclosure Schedule, pay or commit to pay (a) any bonus prior to Closing, or (b) pay or commit to pay prior to Closing, any salary, fee, or other compensation to any of its employees at the Branches at a rate in excess of that prevailing on the date hereof.

(j)           Make any new loans at the Branches to any Affiliated Person of the Seller or modify the terms of any existing loan at the Branches with any Affiliated Person of the Seller.

(k)           Modify the interest rate or structure, or amend, extend or renew any term, of any Loans, grant any interest deferral or fee waivers, or deviate from industry standard and commercially reasonable collection procedures, including, without limitation, modification of payment terms or due date(s).

(l)           Establish new Deposit Liabilities at the Branches other than in the ordinary course of business consistent with Section 12(f) above.

(m)           File any application or give any notice to relocate or close any of the Branches or relocate or close any Branches.

(n)           Transfer any Branch Employees to another branch of Seller or any of its Affiliates.

(o)           Transfer to or from any Branch to or from any of Seller’s other operations or branches or those of its Affiliates any Assets or any Deposit Liabilities, except upon the unsolicited request of a depositor or customer.

(p)           Amend, terminate or extend in any material respect any Branch Lease.

(q)           Make or agree to make any material improvements to the Premises, except with respect to commitments for such made on or before the date of the Agreement as set forth on Schedule 12(q), and normal maintenance or refurbishing in the ordinary course of business.

(r)           Take any action that is intended or is reasonably likely to result in any of the covenants or conditions to the transactions contemplated hereby not being materially satisfied or a material violation of any provision of this Agreement.

(s)           Agree with, or commit to, any Person to do any of the things described in clauses (a) through (s) of this Section 12 except as expressly contemplated hereby.

13.           Reserved.

14.           Buyer Covenants.  Buyer covenants with Seller and Seller Parent that Buyer:

(a)           Will satisfy all of its obligations described in Section 16(a).

(b)           Will not enter into any merger, acquisition, asset purchase, stock or other similar transaction, which would or could reasonably be expected to result in (i) Buyer not having the funding to complete the transactions contemplated hereby, (ii) Buyer’s failure to obtain required third party or Governmental Entity approvals of the transactions contemplated by this Agreement or (iii) the delay of the consummation of the transactions contemplated by this Agreement.

(c)           Will not fail to comply with any Legal Requirement or order applicable to it if such failure would have a Material Adverse Effect on Buyer’s ability to complete the transactions contemplated by this Agreement or to receive the requisite approvals from Governmental Entities.

(d)           Will not take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Closing, (y) any of the covenants or conditions to the transactions contemplated hereby not being materially satisfied or (z) a material violation of any provision of this Agreement except as may be required by applicable Legal Requirement.

15.           Additional Covenants.

(a)           Servicing Prior to Closing Date.  With respect to the Loans from the date hereof until the Closing Date, Seller shall provide servicing of such Loans that is consistent with the servicing provided with respect to its loans that are not Loans. Further, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), Seller shall not (a) except as required by Legal Requirement or the terms of the Loan Documents, release any collateral or any party from any liability on or with respect to any of the Loans; (b) compromise or settle any material claims of any kind or character with respect to the Loans; or (c) amend or waive any of the material terms of any Loan as set forth in the Loan Documents.

 (b)           Servicing Post Closing Date.  The Loans shall be sold on a servicing-released basis (and without limitation, any related escrow deposits shall be transferred to Buyer).  As of the Closing Date, all rights, obligations, liabilities and responsibilities with respect to the servicing of the Loans after the Closing Date will be assumed by Buyer.  Seller shall be discharged and indemnified by Buyer from all liability with respect to servicing of the Loans after the Closing and Buyer shall not assume and shall be discharged and indemnified by Seller from all liability with respect to servicing of the Loans on or prior to the Closing.

(c)           Solicitation of Accounts.

(1)          Until the Closing Date and for an additional two (2) years following the Closing Date, Seller and its Affiliates will not target or solicit deposits, loans or other products and services from or to Persons who were depositors or borrowers at the Branches on the date hereof or as of the Closing Date, whether by personal contact, by telephone, by facsimile, by mail or other form of solicitation or communication, or in any other way except for general solicitations that are directed to the general public and not directed specially to Persons who were depositors or borrowers of the Branches on the date hereof or as of the Closing Date; provided, however, Seller and its Affiliates may solicit depositors and borrowers who as of the Closing Date have existing accounts or loans originating solely at branches or other offices of Seller and its Affiliates other than Branches, if such solicitations result from such depositors’ and borrowers’ customer relationships at such other branches or offices provided that such solicitations are consistent with solicitations of similarly situated customers of Seller and its Affiliates.

(2)          In making any of the foregoing permitted communications, following the Closing Date, Seller shall not reference any of the transactions contemplated by this Agreement that intentionally disparages Buyer or the business of Buyer. Following the Closing Date, Buyer shall not reference any of the transactions contemplated by this Agreement that intentionally disparages Seller, Seller Parent, or the business of Seller or Seller Parent.

(3)          This Section 15(c) shall survive the Closing for the period set forth above, and the obligations under this Section will  survive and apply to any successor of Seller whether by merger, acquisition, stock purchase, asset purchase or similar business combination transaction.

(d)           Access to Books and Records.  For a period of six (6) years from the Closing Date, subject to applicable Legal Requirement, each party shall have commercially reasonable access to any books and records of the other party relating to the Assets and the Liabilities, and the requesting party, at its own expense, may during normal business hours make copies and extracts when such copies and extracts are required by regulatory authorities, for litigation purposes, or for tax or accounting purposes; provided that in the event that as of the end of such period, any tax year of Seller is under examination by any taxing authority, Seller shall inform Buyer in writing of the audit and such books and records shall be maintained by Buyer until a final determination of the tax liability of Seller for that year has been made.  If such copies or extracts require use of a party’s equipment or the Branches, the user shall reimburse the other party for all costs incurred, including, without limitation, employee expenses.

(e)           Non-Solicitation; No Hire. For a period of two (2) years following the Closing Date, (i) Seller will not (and shall cause its Affiliates not to) solicit (other than general solicitations through newspapers or other media of general circulation not targeted at such employees) any Hired Employees and (ii) Seller will not hire any Hired Employees regardless of any solicitation activities during the period such Person is an employee of Buyer or any of its Affiliates and for six (6) months after such Person’s employment with Buyer or any of its Affiliates ends.

(f)           Insurance. Seller will maintain in effect until the Closing Date all casualty and public liability policies relating to the Branches, the Premises and the activities conducted thereon and maintained by Seller on the date hereof or to procure comparable replacement policies and maintain such replacement policies in effect until the Closing Date at equal or greater coverage levels. Buyer shall provide all casualty and public liability insurance for the Branches after the Closing Date.  In the event of any material damage, destruction or condemnation affecting the Premises between the date hereof and the time of the Closing, Buyer shall have the right to exclude any Premise so affected from the Assets to be acquired, require Seller to take reasonable steps to repair or replace the damaged or destroyed property, or require Seller to deliver to Buyer any insurance proceeds and other payments, to the extent of the fair market value or the replacement cost of the Premise, received by Seller as a result thereof unless, in the case of damage or destruction, Seller has repaired or replaced the damaged or destroyed property.

(g)           Additional Loans.  Promptly following the date hereof, the parties will agree on a schedule and process for providing the relevant information relating to loans (“Additional Loan Information”) originated after the date hereof through the fifth (5th) Business Day prior to the Closing Date (with Additional Loan Information provided to Buyer not less frequently than monthly and the final delivery of Additional Loan Information, if any, not later than the second (2nd) Business Day prior to the Closing Date) such that Buyer deems reasonably necessary to enable it to determine whether to designate such loans as “Additional Loans.” The parties will further agree on a schedule for Buyer to designate Loans as ”Additional Loans,” which shall occur not later than the fifth (5th) Business Day following the date that the applicable Additional Loan Information was provided to Buyer and, with respect to any Additional Loan Information provided within Five (5) Business Days of the Closing Date, not later than the close of business on the day preceding the Closing Date. Unless the parties otherwise agree in writing, loans originated after the fifth (5th) Business Day prior to the Closing Date shall not be Additional Loans. Any loans originated after the date hereof that Buyer does not designate as Additional Loans pursuant to the agreed upon process shall not be Loans, Additional Loans or Assets and may, without regard to any other provisions of this Agreement, be transferred by Seller to another Seller banking branch, together with any related servicing or other rights or collateral.

(h)           Within twenty-one (21) calendar days of the execution of this Agreement, Buyer shall obtain a commercial appraisal of the property value of each of the Branches being acquired by Buyer (the “Appraised Value”).

(i)           Within twenty-one (21) calendar days of the execution of this Agreement, the Seller and the Buyer shall together review the Loans set forth on Schedule 4(a)(i) and the Deposit Liabilities set forth on Schedule 8 and identify any and all Deposit Liabilities set forth on Schedule 8 that are secured by loans other than the Loans as set forth on Schedule 4(a)(i), and with respect to such Deposit Liabilities, Buyer shall, within seven (7) calendar days, inform Seller in writing as to whether Buyer wishes to assume any of such Deposit Liabilities at the Closing, in which case, the loans securing such Deposit Liabilities shall be added to Schedule 4(a)(i) and shall be deemed to be “Loans,” and with respect to all other Deposit Liabilities secured by loans other than the Loans set forth on Schedule 4(a)(i), such Deposit Liabilities shall be removed from Schedule 8 and shall not be deemed to be “Deposit Liabilities” and as such Buyer shall not assume such deposits at the Closing.  Any and all modifications to Schedule 4(a)(i) and Schedule 8 shall be taken into consideration and reflected on the Final Closing Statement and a corresponding adjustment shall be made to the Purchase Price and Adjusted Payment Amount.

16.           Regulatory Compliance, Conversion and Transition Matters.

(a)           Regulatory Filings by Buyer and Approvals.  As promptly as practicable, but in no event later than fifteen (15) calendar days from the date of this Agreement, and assuming the full and timely cooperation and assistance of Seller, Buyer shall prepare, submit and/or file all applications, filings, notices, consents, permits or registrations required to obtain the Regulatory Approvals.  Buyer shall use reasonable best efforts to obtain each such Regulatory Approval as promptly as practicable.  Seller and Buyer will use reasonable best efforts to cooperate in connection therewith (including the furnishing of any information and any reasonable undertaking or reasonable commitments which may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. In exercising the foregoing right, Seller agrees to act reasonably and as promptly as practicable.   If any Governmental Entity shall require the modification of any of the terms and provisions of this Agreement as a condition to granting any Regulatory Approval, the parties hereto will negotiate in good faith to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby, such agreement not to be unreasonably withheld or delayed.

(b)           Transitional Arrangements.  Seller and Buyer agree to cooperate and to proceed as follows to effect the transfer of account record responsibility for the Branches:

(1)          As soon as practicable after the execution of this Agreement by the parties hereto, but in no event later than fifteen (15) calendar days after the date of this Agreement, Seller will meet with Buyer to investigate, confirm and agree upon mutually acceptable transaction settlement procedures and specifications, files, deliverables, procedures and schedules, for the transfer of account record responsibility for the Branches.  Not later than twenty-five (25) Business Days after the date of this Agreement, Seller shall deliver to Buyer the specifications and conversion sample files to consist of live data of all accounts.

(2)          After Buyer has tested and confirmed the conversion sample files, Seller shall provide Buyer with account information, as of the most recent practicable date, including complete name and address, account master file, ATM account number information, applicable transaction and stop/hold/caution information, account-to-account relationship information and any other related information with respect to the Deposit Liabilities.  Seller shall, upon reasonable request, but not later than thirty (30) days, provide to Purchaser an updated version of such records.

(3)          Seller shall provide Buyer after close of business on the Closing Date, a final conversion file containing all information as of close of business on the Closing Date.

(c)           Customers.

(1)          Buyer shall, jointly with Seller, as soon as practicable after the execution and delivery of this Agreement, prepare and mail to each  holder of Deposit Liabilities, a letter, in the form and substance reasonably satisfactory to each of the parties, informing such depositor of the nature of the transaction contemplated by this Agreement and the continuing availability of services to be provided by Buyer in the Branches on and after the Closing Date

(2)            Each of Seller and Buyer shall provide, or join in providing where appropriate, all notices to customers of the Branches and other Persons that Seller or Buyer, as the case may be, is required to give under Legal Requirement or the terms of any other agreement between Seller and any customer in connection with the transactions contemplated hereby.

A party required to send or publish any notice or communication pursuant to this Section 16(c)(2) shall furnish to the other party a copy of the proposed form of such notice or communication at least five (5) Business Days in advance of the date of the first mailing, posting, or other dissemination thereof to customers, and shall not unreasonably refuse to amend such notice to incorporate any changes that the other such party proposes as necessary to comply with Legal Requirement.  All costs and expenses of any notice or communication sent or published by Buyer or Seller shall be the responsibility of the party sending such notice or communication and all costs and expenses of any joint notice or communication shall be shared equally by Seller and Buyer.  As soon as reasonably practicable and in any event within thirty (30) calendar days after the date hereof, Seller shall provide to Buyer a report of the names and addresses of the owners of the Deposit Liabilities, and the lessees of the safe deposit boxes as of the date hereof in connection with the mailing of such materials.  No communications by Buyer, and no communications by Seller outside the ordinary course of business, to any such owners, borrowers or lessees shall be made prior to the Closing Date except as provided in this Agreement or otherwise agreed to by the parties.

(3)          Following the giving of any notice described in paragraph (1) above, Buyer and Seller shall deliver to each new customer at any of the Branches such notice or notices as may be reasonably necessary to notify such new customers of Buyer’s pending assumption of liability for the Deposit Liabilities and to comply with applicable Legal Requirements.

(4)          Notwithstanding the provisions of Section 18, until Buyer has provided substitute materials to the depositors of the Deposit Liabilities, neither Buyer nor Seller shall object to the use by depositors of the Deposit Liabilities of payment orders issued to or ordered by such depositors on or prior to the Closing Date, which payment orders bear the name, or any logo, trademark, service mark or proprietary mark, of Seller or any of its Affiliates.

(d)           Contracts with Depositors.  Buyer will timely perform, honor, and assume all contractual deposit agreements and relationships between Seller and Seller’s depositors with regard to the Deposit Liabilities after the Closing and will do so in compliance with applicable Legal Requirements.  Buyer and Seller shall make appropriate arrangements with each other to provide for settlement by Buyer of checks, deposits, debits, returns, and other items that are presented to Seller after the Closing for the Deposit Liabilities. On the third Business Day prior to the Closing Date, Seller shall provide Buyer with a list of Deposit Liabilities, corresponding interest rates paid on the Deposit Liabilities and other information necessary for Buyer to verify the rates paid by Seller on Deposit Liabilities.

(e)             Direct Deposits.  Seller will use its reasonable best efforts to transfer to Buyer on the Closing Date all of those automated clearing house (“ACH”) and FedWire direct deposit arrangements related (by agreement or other standing arrangement) to the Deposit Liabilities.  For a period of three (3) months following the Closing Date, in the case of ACH direct deposits to accounts containing Deposit Liabilities (the final Business Day of such period being the “ACH Direct Deposit Cut-Off Date”), Seller shall transfer to Buyer all received ACH Direct Deposits each Business Day in accordance with Seller’s customary procedures.  Buyer will send NACHA compliant Notice of Change on each transfer received.  On each Business Day, for a period of sixty (60) calendar days following the Closing Date (the final Business Day of such period being the “FedWire Direct Deposit Cut-Off Date”), FedWire direct deposits received by Seller shall be returned (as soon as is practicable after receipt) to the originator with an indication of Buyer’s correct Wire Room contact information and an instruction that such wire should be sent to Buyer.  Compensation for ACH direct deposits or FedWire direct deposits not forwarded to Buyer on the same Business Day as that on which Seller has received such deposits will be handled in accordance with the applicable rules established by the United States Council on International Banking.  After the respective ACH Direct Deposit Cut-Off Date or FedWire Direct Deposit Cut-Off Date, Seller may discontinue accepting and forwarding ACH and FedWire entries and funds and return such direct deposits to the originators marked “Account Sold.”  Seller and its Affiliates shall not be liable for any overdrafts that may thereby be created.  Buyer and Seller shall agree on a reasonable period of time prior to the Closing during which Seller will no longer be obligated to accept new direct deposit arrangements related to the Branches.  At the time of the ACH Direct Deposit Cut-Off Date, Buyer will provide ACH originators with account numbers relating to the Deposit Liabilities.

(f)           Direct Debits.  After the notice provided in Section 16(c)(1), Buyer shall send appropriate notice to all customers having accounts constituting Deposit Liabilities, the terms of which provide for direct debit of such accounts by third parties, instructing such customers concerning the transfer of customer direct debit authorizations from Seller to Buyer.  Such notice shall be in a form reasonably agreed to by the parties hereto.  For a period of three (3) months following the Closing, Seller shall transfer to Buyer all received direct debits on accounts constituting Deposit Liabilities each Business Day in accordance with Seller’s customary procedures.  Buyer will send NACHA compliant Notice of Change on each direct debit received.  Thereafter, Seller may discontinue forwarding such entries and return them to the originators marked “Account Sold.”  Buyer and Seller shall agree on a reasonable period of time prior to the Closing during which Seller will no longer be obligated to accept new direct debit arrangements related to the Branches.  On the Closing Date, Buyer shall provide ACH originators of such Direct Debits with account numbers relating to the Deposit Liabilities.

(g)           Interest Reporting and Withholding.

(1)          Unless otherwise agreed to by the parties, Seller will report to applicable taxing authorities and holders of Deposit Liabilities, with respect to the period from January 1 of the year in which the Closing occurs through the Closing Date, all interest (including dividends and other distributions with respect to money market accounts) credited to, withheld from and any early withdrawal penalties imposed upon the Deposit Liabilities. Buyer will report to the applicable taxing authorities and holders of Deposit Liabilities, with respect to all periods from the day after the Closing Date, all such interest credited to, withheld from and any early withdrawal penalties imposed upon the Deposit Liabilities.  Any amounts required by any Governmental Entity to be withheld from any of the Deposit Liabilities through the Closing Date will be withheld by Seller in accordance with Legal Requirements or appropriate notice from any Governmental Entity and will be remitted by Seller to the appropriate agency on or prior to the applicable due date.  Any such withholding required to be made subsequent to the Closing Date will be withheld by Buyer in accordance with Legal Requirements or appropriate notice from any Governmental Entity and will be remitted by Buyer to the appropriate agency on or prior to the applicable due date.

(2)          Unless otherwise agreed by the parties, Seller shall be responsible for delivering to payees all IRS notices with respect to information reporting and tax identification numbers required to be delivered through the Closing Date with respect to the Deposit Liabilities, and Buyer shall be responsible for delivering to payees all such notices required to be delivered following the Closing Date with respect to the Deposit Liabilities.

(3)          Unless otherwise agreed by the parties, Seller will timely make all required reports to applicable taxing authorities and to obligors on Loans, with respect to the period from January 1 of the year in which the Closing occurs through the Closing Date concerning all interest and points received by Seller, and Buyer will timely make all required reports to applicable taxing authorities  and to obligors on Loans, with respect to all periods from the day after the Closing Date concerning all such interest and points received.

(h)           Negotiable Instruments.  Seller will remove any supply of Seller’s money orders, official checks, gift checks, travelers’ checks or any other negotiable instruments located at each of the Branches on the Closing Date.

(i)           ATM/Debit Cards; POS Cards.  Seller will provide Buyer with a list of ATM access/debit cards and Point-of-Sale (“POS”) cards issued by Seller to depositors of any Deposit Liabilities, and a record thereof in a format reasonably agreed to by the parties containing all addresses therefor, as soon as practicable and in no event later than thirty (30) calendar days after the date of this Agreement.  At or promptly after the Closing, Seller will provide Buyer with a revised record through the Closing.  In instances where a depositor of a Deposit Liability made an assertion of error regarding an account pursuant to the Electronic Funds Transfer Act and Federal Reserve Board Regulation E, and Seller, prior to the Closing, recredited the disputed amount to the relevant account during the conduct of the error investigation, Buyer agrees to comply with a written request from Seller to debit such account in a stated amount and remit such amount to Seller, to the extent of the balance of funds available in the accounts.  Seller agrees to indemnify Buyer for any Losses that Buyer may incur as a result of complying with such request from Seller.  Seller shall not be required to disclose to Buyer customers’ PINs or algorithms or logic used to generate PINs.  Buyer shall reissue ATM access/debit cards to depositors of any Deposit Liabilities not earlier than forty-five (45) calendar days nor later than fifteen (15) calendar days prior to the Closing Date, which cards shall be effective as of the day following the Closing Date.  Buyer and Seller agree to settle any and all ATM transactions and POS transactions effected on or before the Closing Date, but processed after the Closing Date, as soon as practicable following the processing thereof.

(j)           Data Processing Agreement and Hardware.  Seller will provide Buyer in advance of the Closing upon reasonable prior notice, during normal hours of operations, reasonable access to equipment and records in order to effectuate a conversion of the Deposit Liabilities and the Loans from Seller to Buyer as of the Closing Date.  Any cost of such inspection or conversion shall be at Buyer’s sole expense. Notwithstanding the foregoing, Seller shall not be obligated to provide access to such equipment and records if it would materially interfere with Seller’s ability to conduct its business or operations in the ordinary course.  The parties agree to use reasonable best efforts to comply with the purpose and intent of this Section 16(j) prior to and after the Closing.

(k)           Loan Collections. Buyer and Seller shall make appropriate arrangements with each other to provide for settlement by the party receiving payments of all payments of any kind made in relation to the Loans which are presented to a party after the Closing and with regard to loans which are owned by the other party.  These arrangements shall be performed by both parties in good faith prior to and after the Closing.

(l)           Access to Properties, Books and Records.  Until the Closing, Seller shall upon reasonable prior written notice and during regular business hours cooperate with Buyer to provide Buyer and its officers and authorized agents and representatives access to the properties (including visiting the Branches for integration planning purposes), books, records, files (including all of the Loan Files), documents and other information relating to the Assets and Liabilities as Buyer may reasonably request. Buyer and Seller each will identify to the other, within ten (10) calendar days after the date hereof, a selected group of their respective salaried personnel that shall constitute a “transition group” and will be available to Seller and Buyer, respectively, at reasonable times (limited to normal operating hours) to provide information and assistance in connection with Buyer’s investigation of matters relating to the Assets and Liabilities.  Such transition group will also work cooperatively to identify and resolve issues arising from any commingling of Seller’s records with respect to the Branches with Seller’s records for its other branches and operations not subject to this Agreement.  Seller shall furnish Buyer with such additional financial and operating data and other information about Seller’s business operations at the Branches as the Seller determines may be reasonably necessary for the orderly transfer of the business operations of the Branches, the Assets and the Assumed Liabilities.

(m)           Employees and Employee Benefits.

(1)          Buyer intends to hire (on an at-will basis) certain staff at the Branches that are currently employed by Seller on a post-Closing basis. Buyer shall make a written offer of employment to each employee of Seller selected by Buyer to be an employee of Buyer following the Closing Date.  Each offer of employment shall be effective on the Closing Date.  No later than forty-five (45) days following the date of this Agreement, (i) Buyer shall communicate the offers of employment consistent with the terms of this Section 16(m) to those employees to whom it determines to extend an offer and (ii) Buyer shall provide Seller with a written list of those employees to whom Buyer will make an offer of employment, and Seller shall take such action as is necessary to terminate such employees not included on such list or transfer their employment within Seller and its affiliates, in both cases effective as of the Closing Date.  Each employee who accepts Buyer’s offer of employment (regardless of whether they are active employees or on leave of absence status as of the Closing Date) shall be a “Hired Employee” for purposes of this Agreement, effective upon the Closing Date and this date shall be referred to as the Hired Employee’s “Transfer Date.”  Subject to applicable Legal Requirements, on and after the Closing Date, the Hired Employees shall become employees of Buyer, and Buyer shall have the right to dismiss any or all Hired Employees at any time, with or without cause, and to change the terms and conditions of their employment (including compensation and employee benefits provided to them).  Each employee who is not offered employment by Buyer, or who fails to accept Buyer’s offer of employment shall be an “Excluded Employee” for purposes of this Agreement.  Nothing in this Agreement shall give any employee any rights to claim status as a third party beneficiary of this Agreement.

(2)          Except as expressly provided in this Agreement, Seller shall pay, discharge, and be responsible for, and shall indemnify Buyer and its Affiliates for (i) all salary, wages (including, without limitation, payment for any and all accrued paid time off, vacation, sick time or personal days accrued by the Hired Employees as of the Transfer Date, which Seller agrees to pay to the Hired Employees pursuant to Seller’s Employee Benefit Plans and as required by any applicable Legal Requirement), bonuses, commissions and any other form of compensation (including, without limitation, any deferred compensation) arising out of the employment of the Hired Employees prior to the Transfer Date, and (ii) any employee benefits under the Seller’s Employee Benefit Plans arising out of the employment of the Hired Employees prior to the Transfer Date, including welfare benefits with respect to claims incurred prior to the Transfer Date but reported after the Transfer Date.

(3)          Seller’s Employee Benefit Plans shall retain responsibility for all claims incurred by employees prior to the date they become Hired Employees.  For purposes of this paragraph, a claim shall be deemed to have been incurred when the medical or other service giving rise to the claim is performed, except that disability claims shall be deemed to have been incurred on the date the employee becomes disabled.  Buyer agrees, to the extent permitted under its Employee Benefit Plans, to (i) provide coverage for Hired Employees under its medical and dental benefit plans, effective on the Closing Date or as soon as practicable thereafter as permitted by the Employee Benefit Plans, (ii) waive any preexisting conditions, waiting periods and actively at work requirements under such plans, (iii) cause such plans to honor any expenses incurred by the Hired Employees and their beneficiaries under similar plans of the Seller during the portion of the calendar year in which the Closing Date occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses, and (iv) to the extent any Hired Employee is terminated within a year of acquiring such status, such Hired Employee shall be entitled to participate in the Buyer’s employee severance payment plan, including credit for service as an employee of Seller, provided such Hired Employee otherwise qualifies under such severance plan.  For the avoidance of doubt, the foregoing shall not include the granting of benefits to such Hired Employees or credit for service under, any pension, defined benefit or other similar Employee Benefit Plans.  As soon as practicable, and in any event at least five (5) Business Days prior to the Closing Date, Seller shall provide a schedule of the information reasonably necessary to make such determinations, which may be conclusively relied upon by Buyer in performing its obligations under this Section 16(m).

(4)          Seller shall be solely and fully responsible for the Excluded Employees in the transfer of Excluded Employees to other positions with Seller or in the termination of their employment with Seller.  To the extent Seller is terminating any Excluded Employees, Seller shall be fully and completely responsible for said termination(s), paying those certain Excluded Employees all accrued wages, commissions, vacation pay and any other compensation due and owing, and providing notice of such Excluded Employees rights and obligations pursuant to COBRA.  Seller shall be fully liable for any claims, demands, damages orders, awards and/or judgments arising out of or relating in any way to Seller’s treatment of and/or termination of Excluded Employees, including but not limited to any obligations which may arise under the Federal or any applicable state or local Worker Adjustment and Retraining Notification (“WARN”) law.  Following the Closing, Hired Employees shall become employees of Buyer, and Buyer shall have the right to terminate any or all Hired Employees at any time, with or without cause, and with or without notice, and to change the terms and conditions of their employment (including compensation and employment benefits provided to them) in Buyer’s sole discretion.

(5)          Pursuant to Treasury Regulations Section 1.409A-1(h)(4), Seller and Buyer agree that, on the Closing Date, each Hired Employee shall be treated as having a “separation from service” with Seller for purposes of Section 409A of the Code and Treasury Regulations Section 1.409A-1(h).

(6)          It is understood and agreed that (i) Buyer’s employment of any Hired Employee as set forth in this Section 16(m) shall not constitute a commitment, contract or understanding (express or implied) of an obligation on the part of Buyer to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that Buyer may establish pursuant to individual offers of employment, and (ii) employment offered by Buyer is “at will” and may be terminated by Buyer or by a Hired Employee at any time for any reason (subject to any written commitments to the contrary made by Buyer or a Hired Employee and subject to any Legal Requirement). Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any of the Hired Employees after the Closing Date or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation, or terms or conditions of employment of such Hired Employees. Nothing in this Agreement shall be construed as requiring any compensation or Employee Benefit Plan, program or arrangement to be maintained by Buyer for any Hired Employee at, or for any specified period after, the Closing Date.

(n)           Transitional Matters.  Without in any way limiting the generality of the foregoing provisions, Buyer and Seller shall cooperate with regard to the transitional matters as set forth on Schedule 16(n). Notwithstanding the foregoing, Seller shall not be obligated to provide its resources or time to such transitional matters if it would materially interfere with Seller’s ability to conduct its business or operations in the ordinary course.

(o)           Assumption of IRAs. Subject to Sections 2(c) and 6(b)(5), Buyer agrees that after the Closing, it will perform all of the duties so delegated as successor custodian and comply with the terms of Seller’s agreement with the depositor of the IRA and Keogh Account Deposits affected thereby.

(p)           Grant of License.  Seller hereby grants to Buyer a nonexclusive, irrevocable, paid up, royalty-free, sublicensable right and license to use the Licensed IP during the Phaseout Period in connection with Buyer’s maintenance of the Liabilities and ownership of the Assets and Branches in accordance with and subject to the following:

(1)          Beginning on the Closing Date and during the subsequent one hundred fifty (150) days thereafter (the “Phaseout Period”), Buyer will use the Licensed IP as reasonably necessary or desirable to communicate to customers and the public the transition of the Assets and Liabilities from Seller to Buyer, and the Licensed IP shall be replaced, removed, covered-over or otherwise obliterated by Buyer, at Buyer's expense, as promptly as practicable for items existing as of the Closing Date with Licensed IP affixed to them that are used in the maintenance of the Liabilities and ownership of the Assets and the Branches.  Without limitation to the above, Seller will take all actions as may be needed to enable Buyer’s use of the Licensed IP, including access to and redirecting of domain name(s) as applicable.

(2)          Buyer further agrees that any and all permitted uses of the Licensed IP pursuant to the Agreement shall inure to the sole and exclusive benefit of Seller and Seller Parent.

(3)          Buyer agrees that any use of the Licensed IP in the maintenance of the Liabilities and ownership of the Assets and the Branches after the Closing shall be provided in accordance with all applicable Legal Requirements, and to the additional terms and conditions as set forth in this Agreement and that the same shall not reflect adversely upon the good name of Seller, and that the maintenance of the Liabilities and ownership of the Assets and the Branches will be of a high standard and skill that is at least commensurate with the standard and skill employed by Seller immediately prior to the Closing Date.

(q)           Title Insurance.  No later than forty-five (45) calendar days after the date of this Agreement, Seller shall furnish to Buyer, for the Premises at Buyer’s expense, a title commitment issued by a title company or qualified law firm (a “Title Company”), naming Buyer as the proposed insured, wherein Title Company shall agree to issue an ALTA form of owner's insurance policy of title insurance (a "Title Commitment"). Each Title Commitment shall include Title Company's requirements to issue a title policy with respect to the Premises, which requirements shall be satisfied by Seller on or before the Closing Date. If any of the following shall occur (collectively, a "Title Objection"): (i) any Title Commitment or other evidence of title or search of the appropriate real estate records discloses that any party other than Seller or one of its Affiliates has title to the insured estate covered by the Title Commitment; (ii) any title exception (other than a Permitted Lien) is disclosed in Schedule B to any Title Commitment; or (iii) a survey discloses any matter that affects Buyer's use of the Premises for the purpose of operating the relevant Branch, then, in each such case, Seller shall use commercially reasonable efforts to cure each such Title Objection and take all commercially reasonable steps required by Title Company to eliminate each such Title Objection as an exception to the applicable Title Commitment. Any Title Objection that Title Company is willing to insure over on terms reasonably acceptable to Buyer is herein referred to as an "Insured Exception." The incremental increase in the cost of the premiums as a result of any Insured Exceptions relative to what Title Company would otherwise charge for the title insurance shall be borne by Seller. Except as provided for in the prior sentence, the premiums for such title insurance policy, recording costs and other similar costs, fees and expenses, if any, relating to the sale and transfer of the Premises, shall be borne by Buyer.

(r)           Transition Services Agreement. If prior to Closing, Buyer desires to engage Seller to provide Buyer with certain transition support services post-Closing of the transaction contemplated hereunder (including, but not limited to, servicing), Buyer and Seller agree to work in good faith to document the particulars of such an arrangement in a Transition Services Agreement (“Transition Services Agreement”) which, to the extent agreed upon, would be entered into in connection with the Closing.

(s)           Overdrafts.  Prior to the Closing, Seller agrees to cooperate with Buyer and to use its best efforts to indentify those deposit accounts for which provisional credit has been given and that contain uncollected funds.

17.           Survival of Representations, Warranties, and Covenants.

(a)           The representations and warranties of the parties shall survive until the second (2nd) anniversary of the Closing Date except that (i) the representations and warranties set forth in Sections 9(a) (Corporate Organization), 9(c) (Title to Assets), 9(j) (Power, Authority and Enforceability), 10(a) (Corporate Organization), and 10(b) (Power, Authority and Enforceability) shall survive indefinitely (the “Fundamental Representations”), and (ii) the representations and warranties set forth in 9(e) (Environmental Matters), 9(f) (Loans), 9(p) (Employment; Labor), 9(q) (Tax Matters), 9(r) (ERISA) and 9(s) (IP) shall survive until the earlier of (1) thirty (30) days following the expiration of the applicable statute of limitations, or (2) five (5) years from the anniversary of the Closing Date (such time periods, as applicable, are each referred to as the “Survival Period”).  The parties hereto specifically intend that the statutory statutes of limitations of Legal Requirements applicable to each of the representations and warranties be superseded and replaced by the relevant Survival Period.  It is also the intention of the parties hereto that any claim for indemnification or suit initiated with respect to any representations and warranties that is not asserted by written notice by the Indemnified Party to the Indemnifying Party (which written notice shall contain the amount of such claim and describe the facts then known by the Indemnified Party relating to such claim, including, without limitation, the reason why the Indemnified Party believes the claim is subject to indemnification by the Indemnifying Party) within the relevant Survival Period may not be pursued and is hereby irrevocably waived after such time.

(b)           All of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is (1) waived in writing by the party entitled to such performance, or (2) otherwise specifically permitted by this Agreement.

18.           Name Change, etc. Immediately after the Closing (but under no circumstances later than the next Business Day immediately following the Closing), Buyer will (a) change the name and logo on all documents and facilities relating to the Assets and the Liabilities to Buyer’s or one of its division’s name and logo, (b) notify all Persons whose Loans, Deposit Liabilities or safe deposit agreements are transferred under this Agreement of the consummation of the transactions contemplated by this Agreement, and (c) provide all appropriate notices to the FDIC and any other regulatory authorities required as a result of the consummation of such transactions.  Seller shall cooperate with any commercially reasonable request of Buyer directed to accomplish the removal of Seller’s signage by Buyer and the installation of Buyer’s signage by Buyer at the Branches; provided, however, that (i) all such costs and expenses of removals and all such costs and expenses of installations shall be at the expense of Buyer, (ii) such removals and installations shall be performed in such a manner that does not unreasonably interfere with the normal business activities and operations of the Branches, (iii) such installed signage shall comply with the Branch Leases and all applicable zoning and permitting laws and regulations, and (iv) such installed signage shall have, if necessary, received the prior approval of the owner or landlord of the facility, and such installed signage shall be covered in such a way as to make Buyer signage unreadable at all times prior to the Closing, but such cover shall display the name and/or logo of Seller (or of Seller or its other Affiliates) in a manner reasonably acceptable to Seller.  Buyer agrees not to use any forms or other documents bearing Seller or any of its Affiliates’ name or logo after the Closing without the prior written consent of Seller, and, if such consent is given, Buyer agrees that all such forms or other documents to which such consent relates will be stamped or otherwise marked in such a way that identifies Buyer as the party using the form or other document.  As soon as practicable and, in any event, not more than five (5) nor less than two (2) calendar days prior to the Closing Date, Buyer will mail new checks reflecting its transit and routing number to customers of the Branches with check writing privileges.  Buyer shall use its reasonable best efforts to cause these customers to begin using such checks and cease using checks bearing Seller’s name.

19.           Contracts.

(a)           To the extent that the assignment of any of the Assigned Contracts, commitments or other assets included in the Assets requires the consent of any other party thereto, neither this Agreement nor any action taken pursuant to its provisions shall constitute an assignment or an agreement to assign any Assigned Contract, commitment or other asset if such assignment or agreement to assign would constitute a breach thereof.  Seller shall, prior to the Closing, use reasonable best efforts to obtain the consent of any party to each such Assigned Contract, commitment or other asset to its assignment to Buyer in all cases where such consent is necessary.  Buyer agrees to provide reasonable cooperation in connection therewith (including, by providing relevant information requested by the applicable lessors or other third parties regarding Buyer’s financial capability to fulfill the obligations of the Assigned Contracts, but such cooperation by Buyer shall not include Buyer agreeing to any amendment to any Assigned Contract, other than to reflect the change from Seller to Buyer). If any such consent is not obtained, Seller shall cooperate with Buyer in any lawful and reasonable arrangement designed to provide to Buyer the benefits under any such Assigned Contract, commitment or other asset.  Any costs incurred in obtaining any consents or assignments of such Assigned Contracts, commitments or other assets shall be borne by Seller.

(b)           In the case that the transfer and/or assignment of the Branch Lease cannot be obtained, notwithstanding any other provision hereof, Seller shall use commercially reasonable efforts to make alternative arrangements satisfactory to Buyer.  In such event, Seller shall not be obligated to deliver physical possession of the subject Branch or Personal Property associated with the subject Branch to Buyer at the Closing. The Parties shall negotiate in good faith a reasonable reduction to the Purchase Price to take into account the Seller’s inability to transfer such Branch Lease and the associated Personal Property.

20.           Indemnification.

(a)           Indemnification by Seller.  Seller and Seller Parent agree to jointly and severally indemnify and hold Buyer and any Person directly or indirectly controlling or controlled by Buyer harmless from and against any and all Losses that they may suffer, incur or sustain arising out of or attributable to:

(1)          subject to the relevant Survival Period, any breach of representation or warranty of Seller or Seller Parent in this Agreement, or

(2)          any breach of covenant or agreement on the part of Seller or Seller Parent under this Agreement,

(3)          any Legal Proceeding  based upon any action taken or committed by Seller prior to Closing in violation of a Legal Requirement in connection with the operation of the Branches, the Premises, the Assets or the Liabilities;

(4)          the commencement of any Insolvency Proceeding with respect to Seller or Seller Parent or any claim relating to fraudulent transfers or conveyance regarding the Assets; or

(5)          the Excluded Liabilities, the Excluded Deposits, the Excluded Loans, the Seller’s assets that are not Assets and/or Excepted Loans.

For purposes of determining whether a breach of representation or warranty or of any covenant has occurred, and, if so, the amount of any Losses resulting from, relating to or arising out of such breach, any such representation, warranty or covenant that is qualified by Material Adverse Effect, materiality or similar qualifier (including dollar thresholds) shall be read and given effect as if no such qualifier is contained therein.

(b)           Indemnification by Buyer.  Buyer agrees to indemnify and hold Seller and Seller Parent and any Person directly or indirectly controlling or controlled by Seller or Seller Parent harmless from and against and Losses that they may suffer, incur or sustain arising out of or attributable to:

(1)          subject to the relevant Survival Period, any breach of representation or warranty of Buyer in this Agreement;

(2)          any breach of covenant or agreement on the part of Buyer under this Agreement; or

(3)          any Legal Proceeding  based upon any action taken or committed by Buyer after the Closing in violation of a Legal Requirement in connection with the operation of the Branches, the Premises, the Assets or the Liabilities; or

(4)          the Liabilities.

(c)           Indemnification Procedures

(1)          A claim for indemnification for any matter not involving a Third Party Claim may be asserted by written notice to the Indemnifying Party, which notice shall include a reasonable description of the basis for the claim.

(2)          In the event that any Legal Proceedings shall be instituted or that any Third Party Claim is asserted, the Indemnified Party shall as soon as reasonably practicable cause written notice of the assertion of any Third Party Claim of which it has Knowledge, which is covered by this Section 20 to be forwarded to the Indemnifying Party.  If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, the Indemnifying Party shall have the right, at its sole expense, to be represented by counsel and to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder.  If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder, it shall within ten (10) calendar days (or sooner, if the nature of the Third Party Claim so requires) of receipt of notice of the Third Party Claim notify the Indemnified Party of its intent to do so.  If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder, or fails to notify the Indemnified Party of its election within the timeframe provided for herein, the Indemnified Party may then, but only then, defend against, negotiate, settle or otherwise deal with such Third Party Claim and the Indemnifying Party shall reimburse the Indemnified Party for the actual expenses of defending such Third Party Claim upon submission of periodic bills.  If the Indemnifying Party assumes the defense of the Third Party Claim, the Indemnified Party may participate, at its own expense, in the defense of such Third Party Claim; provided, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate, (ii) upon the reasonable advice of counsel to the Indemnified Party a conflict or potential conflict exists between the interests of the Indemnified Party and the Indemnifying Party that would make such separate representation advisable, (iii) such claim is based upon an investigation, inquiry, or other proceeding by a governmental body, or (iv) Buyer reasonably anticipates the Third Party Claim to have a Material Adverse Effect upon either the Buyer’s use of the Assets, Liabilities and/or the conduct or reputation of the Buyer and its business after the Closing Date; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (and any appropriate local counsel) for the Indemnified Parties in connection with such Third Party Claim.  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim.

(3)          After any final judgment or award shall have been rendered by a governmental body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing (including any bills, records or other documentation supporting such sums) by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall be required to pay all of the sums so due and owing to the Indemnified Party by wire transfer of immediately available funds within five Business Days after the date of such notice. Any indemnification of the Buyer pursuant to this Section 20 shall be effected by wire transfer of immediately available funds from Seller or Seller Parent to an account designated in writing by the Buyer within five (5) Business Days after the determination thereof.

(4)          The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party can demonstrate actual Loss and prejudice as a result of such failure or delay.

(d)           Disputes Regarding Indemnification.  If an Indemnifying Party disputes a claim for indemnification presented by written notice to the Indemnifying Party, as set forth in this Section 20, then such dispute shall be submitted to binding arbitration under the rules of commercial arbitration of the American Arbitration Association, as modified herein.  The Indemnified Party shall, by written notice to the Indemnifying Party given within ten (10) days of notice from the Indemnifying Party of dispute of a claim for indemnification, appoint an arbitrator.  The Indemnifying Party, by written notice to the Indemnified Party within ten (10) days thereafter, shall then appoint a second arbitrator.  When two arbitrators have been appointed, as set forth herein, the arbitrators shall agree, if possible, upon a third arbitrator who shall be appointed by written notice signed by both arbitrators, a copy of which shall be mailed to Seller and Buyer within five (5) Business Days of the appointment of the second arbitrator.  In the event that five (5) Business Days elapse after the appointment of the second arbitrator without notice of an appointment of a third arbitrator, then either party, or both, may in writing request a Judge of the Southern District Court of Ohio to appoint a third arbitrator.  The arbitrators shall follow the Federal Rules of Evidence and allow parties to conduct discovery pursuant to the Federal Rules of Civil Procedure for a period not to exceed thirty (30) days.  After receiving evidence and hearing witnesses, if any, the arbitrators shall render a decision determining the amount (if any) of the claim accompanied by findings of fact and a statement of the reason for the decision.  The decision of the majority of the arbitrators shall be conclusive and binding upon the parties and may be enforced in any court having jurisdiction thereof.  The costs and expenses of the arbitration shall be borne equally by the parties, but each side shall bear the expense of its own legal counsel.

(e)           Limitations on Indemnification.  Notwithstanding the foregoing, there shall be no liability for Seller or Buyer under this Section 20, unless the amount of Losses incurred by an Indemnified Party exceeds Two Hundred Fifty Thousand Dollars ($250,000.00) in the aggregate (the “Deductible Amount”).  Once exceeded, the Deductible Amount is recoverable along with all other amounts for damages by an Indemnified Party.  An Indemnifying Parties’ liability to an Indemnified Party under this Section 20 shall be limited to the aggregate amount of $2.5 million (the “Indemnification Cap”).  Notwithstanding the foregoing under this Section 20(e), no Deductible Amount will be required to be met and there will be no Indemnification Cap for any Losses related to Fundamental Representations, Losses incurred under Sections 20(a)(2)-(5), intentional misrepresentation, fraud or willful misconduct.

21.           Taxes.  Seller shall be solely responsible for all of Seller’s federal, foreign, state and local income, sales, use, excise and other taxes applicable to its business and to the Assets and all taxes resulting or arising from its payroll arising prior to the Closing with such taxes computed as if such taxable period ended as of the close of business on the Closing Date.  Any filing, bulk sale, recordation, or similar taxes, which are payable or arise as a result of this Agreement or the consummation of the transactions contemplated hereby, shall be the sole responsibility of Buyer. Notwithstanding the foregoing, (a) general real estate taxes and installments of special assessments due and payable with respect to the Branches in the calendar year 2008 and all prior years will be paid by Seller, and (b) general real estate taxes and installments of special assessments due and payable for calendar year 2009 shall be allocated between Seller and Buyer as of the Closing Date where Seller’s share shall be calculated based on a fraction, the numerator of which is the number of calendar days in 2009 prior to Closing and the denominator is 365, and (c) Buyer shall assume liability for and pay all real estate taxes and installments of special assessments “due and payable” after the Closing.  Solely for purposes of this Section 21, real estate taxes and installments of special assessments shall be deemed to be “due and payable” in the first calendar year in which such payment can be made without incurring interest or penalties for late payment.

22.           No Partnership or Joint Venture.  No activity of Buyer or Seller before, on or after the Closing shall state or imply that Seller and Buyer are in any way involved as partners, joint venturers or otherwise.

23.           Further Assurances.  Except as specifically provided in this Agreement, Seller shall assist Buyer in the ordinary transition of the operations of the Branches and, from time to time, Buyer or Seller, as the case may be, shall cause to be executed and delivered to the other party all such other instruments and shall take or cause to be taken such further or other action as may reasonably and in good faith be deemed by the other party to be necessary or desirable in order to further assure the performance by Buyer or Seller, as the case may be, of any of their respective obligations under this Agreement.

24.           Amendment; Waiver.  The terms, provisions, and conditions of this Agreement may not be changed, modified or amended in any manner except in a writing executed by both parties.  The waiver of any breach of any provision of this Agreement by any party hereto shall not be deemed to be a waiver of any preceding or subsequent breach of this Agreement and no such waiver shall be effective unless in writing signed by the party granting such waiver.

25.           Termination of Agreement.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time before the Closing as follows:

(a)           By mutual written consent of Seller and Buyer;

(b)           By either Seller or Buyer in the event of a Legal Proceeding, which would permit the terminating party not to consummate the transactions contemplated hereby under the standard set forth in Section 7(e) or 8(e), as applicable; provided, that termination pursuant to this Section 25(b) shall not relieve the breaching party of liability for Losses arising out of or related to such breach;

(c)           By either Seller or Buyer (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein) in the event of a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which is not cured or cannot be cured within thirty (30) days after written notice of such termination has been delivered to the breaching party and which, in the case of a breach of representation or warranty, would if occurring or continuing on the Closing Date, permit the terminating party not to consummate the transactions contemplated hereby under the standard set forth in Section 7(c) or 8(c), as applicable; provided, that termination pursuant to this Section 25(c) shall not relieve the breaching party of liability for Losses arising out of or related to such breach; or

(d)           By either Seller or Buyer, if the Closing does not occur on or before the date that is the six (6) month anniversary of the date of this Agreement, unless the parties mutually agree in writing that it would be reasonable to extend such date for an additional period.  A party shall not be entitled to terminate this Agreement pursuant to this subsection if the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth herein;

(e)           By Buyer or Seller (1) immediately upon receipt of notice that any Regulatory Approval has been denied by a final and non-appealable order; or (2) if Buyer has been requested to withdraw any regulatory application that is required for the transactions contemplated hereby to be consummated; provided, however, that Buyer or Seller shall have no right to terminate this Agreement pursuant to this Section 25(e)(2) if such request for withdrawal is due to such party’s failure to perform the covenants and agreements of such party set forth herein;

(f)           By Buyer, if Seller or Seller Parent shall have breached its obligations under Section 40;

(g)           By Buyer, if an Insolvency Proceeding shall have been commenced with respect to Seller or Seller Parent.  Seller shall provide Buyer with advanced written notice in the event Seller or Seller Parent intends to commence in Insolvency Proceeding and shall provide Buyer with written notice as soon as Seller or Seller Parent learns of any third party’s intention to do so;

(h)           By Buyer, in the event the Waiver, Acquiescence and Consent Agreement is not in full force and effect immediately preceding the Closing;

(i)           By Seller, in the event that the aggregate amount of Deposit Liabilities as of the Closing Date as set forth on Schedule 8 is less than $310 million (the “Deposit Liability Minimum”); provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 25(i) in a situation where the amount of Deposit Liabilities is less than the Deposit Liability Minimum, if the weighted average interest rate increases by more than 5 basis points or the weighted average remaining term deviates by more than .1 years from the weighted average interest rate or remaining term, respectively, of the Deposit Liabilities set forth on Schedule 8; provided further, that the dollar amount of the Deposit Liability Minimum set forth above shall be subject to automatic adjustment to such amount as is required to gain OTS approval of the consummation of the transactions contemplated by this Agreement; or

(j)           By Seller, if the aggregate amount of the Loans as of the Closing Date does not exceed $225 million.

26.           Responsibilities Upon Termination.  Upon termination of this Agreement, each party shall bear its own costs and expenses, and none of the parties hereto shall have any liability or further obligation hereunder to any other party, except for the obligations in Sections 38 and 39, which shall continue to survive and except that nothing herein will relieve or release any party from liability at law or in equity and damages that flow therefrom for any fraud, willful misconduct or breach of this Agreement.

27.           Entire Agreement.  This Agreement, including all exhibits, schedules, and annexes hereof, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof; provided, however, that the terms of any confidentiality agreement between the parties hereto previously entered into, to the extent not inconsistent with any provisions of this Agreement, shall continue to apply, except that, upon consummation of the transactions contemplated hereby, Buyer’s confidentiality obligation under such confidentiality agreement shall terminate with respect to that portion of the confidential information relating to the Branches, Assets and Liabilities.

28.           Notices.  All notices, requests, demands or other communications hereunder shall be in writing and shall be given by facsimile or by registered or certified mail return receipt requested to the other party as follows:

if to the Buyer:	Personal & Confidential
First Financial Bank, N.A.
Attn: Claude E. Davis, President and CEO
4000 Smith Road, Ste. 400
Cincinnati, Ohio  45209

with copies to:	First Financial Bank, N.A.
Attn: Greg Gehlmann, General Counsel
4000 Smith Road, Ste. 400
Cincinnati, Ohio  45209

Manatt, Phelps & Phillips LLP
Attn: David M. Grinberg
11355 W. Olympic Blvd.
Los Angeles, CA 90064

if to the Seller and/or Seller Parent:	Personal & Confidential
Peoples Community Bank
Attn: Jerry D. Williams, President
and Chief Executive Officer
6100 West Chester Road
P.O. Box 1130
West Chester, Ohio 45071-1130

with a copy to:	Patton Boggs LLP
Attn: Kevin M. Houlihan
2550 M Street, NW
Washington, DC 20037

or to such other address or to such other Person any party may designate in a writing given to the other party as provided herein.

29.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio and applicable federal laws of the United States.

30.           Seller Parent Obligation. Seller Parent, as the ultimate parent of Seller, by its signature hereto irrevocably and unconditionally guarantees the performance of Seller of its obligations under the terms of this Agreement. Provided any such action is permitted under the Agreement, Seller Parent waives presentment, demand, protest, notice of acceptance, notice of obligations incurred and all other notices of any kind, all legal or equitable defenses which may be available by virtue of any change in the time, manner or place of Seller’s performance, any right to require the marshalling of assets, and all suretyship defenses generally. This Section 30 shall be binding upon Seller Parent’s successors and permitted assigns.

31.           Descriptive Headings.  The descriptive headings in this Agreement are inserted for convenience and reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

32.           Parties in Interest; Third Party Beneficiaries.  This Agreement shall be binding upon and will inure solely to the benefit of the parties hereto, and to their respective successors and permitted assigns.  Except as provided in Section 20, nothing in this Agreement, expressed or implied, is intended, or shall be construed, to confer upon or give to any Person (other than the parties hereto and their successors and permitted assigns) any rights or remedies under or by reason of this Agreement or any term, provision, condition, undertaking, warranty, representation, indemnity, covenant or agreement contained herein.

33.           Expenses and Brokers.  Except as otherwise expressly provided for herein, the parties hereto agree that each shall pay its respective costs and expenses of performance of and compliance with the covenants, conditions, and agreements to be performed or complied with by it hereunder.  Buyer and Seller will each be responsible for their respective data processing conversion and de-conversion charges, if any, that may be assessed by their respective data processing vendors.

34.           Specific Performance.  The parties agree that irreparable damage would occur in the event that provisions contained in this Agreement are not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the parties’ obligation to consummate this Agreement subject to the terms of this Agreement) in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties are entitled at law or in equity or under this Agreement.

35.           Assignability.  Neither Buyer nor Seller may assign any of their rights, liabilities or obligations under the Agreement without the prior written consent of the other party to this Agreement, provided that Buyer may assign its rights, liabilities and obligations under the Agreement to any one of its Affiliates.  Any purported assignment in contravention of this Section 35 shall be void.

36.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  If Buyer and Seller so elect, this Agreement shall be deemed to be executed at such time as all parties exchange duly executed signature pages via facsimile or other electronic transmission, provided that each party shall thereafter mail to the other party an original of this Agreement bearing such party’s signature.

37.           Press Releases.  Prior to the Closing Date, neither Buyer, Seller nor any of their respective Affiliates shall directly or indirectly make or cause to be made any press release for general circulation, public announcement or disclosure or issue any notice or communication to employees with respect to any of the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Buyer and Seller each agree that, without the other party’s prior written consent, neither Buyer, Seller nor any of their respective Affiliates shall release or disclose any of the terms or conditions of the transactions contemplated herein to any other Person. Notwithstanding the foregoing, each party may make such public disclosure as, upon advice of its counsel and with as much prior notice to the other party as reasonably practicable, may be required by Legal Requirement or as necessary to obtain the Regulatory Approvals or to comply with the federal securities laws.

38.           Confidentiality.  All information disclosed or furnished by one party to another, whether orally or in writing, in connection with this Agreement and Buyer’s due diligence examination of Seller shall be deemed to be proprietary and confidential information of the disclosing party.  The receiving party agrees not to disclose such information to any third party other than its representatives or employees or, as necessary, to applicable regulatory agencies, or as otherwise contemplated in this Agreement or the exhibits, annexes and schedules hereto.  Regardless of whether Closing occurs hereunder, each party agrees that it shall not use or disclose, and shall cause its Affiliates not to use or disclose the proprietary or confidential information of the other party for any purpose, including the solicitation of customers or business of the other party, for a period of two (2) years.

39.           Termination Fee.

(a)           Seller shall pay $1,000,000 (the “Termination Fee”) to Buyer in the event that (i) Buyer terminates this Agreement pursuant to Section 25(f) (as a result of a breach by Seller or Seller Parent of Section 40(a)), (ii) pursuant to Section 40(b) and Seller or Seller Parent subsequently enters into an agreement providing for, or consummates, an Alternative Transaction, or (iii) Buyer terminates this Agreement pursuant to Section 25(c), and Seller or Seller Parent subsequently enters into an agreement providing for, or consummates, an Alternative Transaction. Upon any of the events above, the payment of the amounts in this Section 39 shall be as promptly as reasonably practicable (in any event, within two (2) Business Days following such termination), by wire transfer in immediately available funds to an account specified by Buyer in writing to Seller and shall be the sole remedy available to such party for such termination of the Agreement.

(b)           Seller shall pay actual and documented fees and expenses of Buyer relating to the execution and performance of this Agreement (including reasonable attorneys’ fees) if Buyer terminates this Agreement pursuant to Section 25(b); provided, however, that if  Seller or Seller Parent subsequently enters into an agreement providing for, or consummates, an Alternative Transaction, then Seller shall also pay the Termination Fee to Buyer with the amount of such expenses previously paid by Seller to Buyer under this Section 39(b) applied as a credit toward the payment by Seller of the amount of the Termination Fee.

(c)           Seller shall pay actual and documented fees and expenses of Buyer relating to the execution and performance of this Agreement (including reasonable attorneys’ fees) if Buyer terminates this Agreement (i) pursuant to Sections 25(g), or (ii) pursuant to Section 25(h) and Seller or Seller Parent subsequently enters into an agreement providing for, or consummates, an Alternative Transaction.

(d)           Seller acknowledges that the agreements contained in this Section 39 are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the termination of this Agreement under circumstances where a Termination Fee are payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to Sections 39(a) and 39(b) are reasonable forecasts of the actual damages which may be incurred and constitute liquidated damages and not a penalty, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if Seller fails to promptly pay the Termination Fee when due in accordance with the applicable requirements of Sections 39(a) and 39(b), and, in order to obtain such payments Buyer commences a suit which results in a judgment against Seller or Seller Parent for the Termination Fee, Seller shall pay to Buyer its costs and expenses (including reasonable attorney’s fees) in connection with such suit.

40.           Exclusive Dealing.

(a)           During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement, neither Seller, Seller Parent nor any of their Affiliates or representatives shall take any action to, directly or indirectly, encourage, initiate, or otherwise engage in discussions or negotiations with, or provide any non-public information to, any Person other than Buyer and its Affiliates and representatives concerning an Alternative Transaction.   Seller and Seller Parent will promptly (but in no event later than twenty-four (24) hours) communicate to Buyer the terms of any proposal or inquiry that they or any of their Affiliates or representatives may receive in writing in respect of any Alternative Transaction, or of any such negotiations or discussions being sought to be initiated with Seller, Seller Parent or any of their Affiliates or representatives and the identity of such third party initiating any such proposal, inquiry, discussion or negotiation. The obligations of Seller and Seller Parent in this Section 40(a) shall not apply to any merger, acquisition, stock purchase or asset purchase or similar transaction that does not include the Assets or Liabilities, and Seller and Seller Parent shall not have any restriction in pursuing such transaction(s) at any time.

(b)           Subject to Section 40(a) above, Seller or Seller Parent, as the case may be, may engage in discussions or negotiations with, or provide non-public information to, any Person who has proposed in writing, an Alternative Transaction, provided the board of directors of Seller or Seller Parent, as the case may be, has determined in good faith, after consulting with its outside legal and financial advisors, that the failure to do so would breach, or would reasonably be expected to result in a breach of, the fiduciary duties under applicable Legal Requirement of the board of directors of the Seller or Seller Parent.

(c)           Seller and Seller Parent shall ensure their respective representatives are aware of the restrictions described in this Section 40 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 40 by any representative of Seller or Seller Parent shall be deemed to be a breach of this Section 40 by Seller or Seller Parent, as the case may be.

41.           Severability.   If any provision of this Agreement, as applied to any party or circumstance shall be judged by a court of competent jurisdiction to be void, invalid or unenforceable , the same shall in no way effect any other provision of this Agreement, the application of any such provision and any other circumstances or the validity or enforceability of the other provisions of this Agreement.

**SIGNATURE PAGE FOLLOWS**

The parties have caused this Agreement to be executed on their behalf by duly authorized officers.

FIRST FINANCIAL BANK, N.A.

By:	/s/ Claude E. Davis
Name:	Claude E. Davis
Title:	President and Chief Executive Officer

PEOPLES COMMUNITY BANK

By:	/s/ Thomas J. Noe
Name:	Thomas J. Noe
Title:	EVP and Chief Financial Officer

PEOPLES COMMUNITY BANCORP, INC.

By:	/s/ Thomas J. Noe
Name:	Thomas J. Noe
Title:	EVP and Chief Financial Officer

SIGNATURE PAGE TO PURCHASE AND ASSUMPTION AGREEMENT

LIST OF ANNEXES, EXHIBITS AND SCHEDULES

Annex and Exhibits

Annex I:	Definitions

Exhibit A:	Form of Bill of Sale

Exhibit B:	Form of Lease Assignment and Assumption Agreement

Exhibit C:	Form of Assignment and Assumption Agreement

Exhibit D:	Form of Draft Closing Statement

Schedules to Agreement

Schedule 1:	Branches/Premises

Schedule 2:	Personal Property

Schedule 2(a)(6):	Accrued Liabilities

Schedule 3:	Prepaid Expenses

Schedule 4(a)(i):	Loans

Schedule 4(b):	Excepted Loans

Schedule 5:	Assigned Contracts

Schedule 6:	Additional Assets

Schedule 8:	Deposit Liabilities

Seller Disclosure Schedules to Agreement

Schedule 9(c)(i),(ii):	Encumbrances

Schedule 9(e):	Environmental Matters

Schedule 9(f):	Loan Commitments or Modifications

Schedule 9(g):	Loss of Business

Schedule 9(h):	Seller Litigation

Schedule 9(i)(1),(3),4):	Regulatory Agreements and Cease and Desist Orders

Schedule 9(k)(2),(3):	Regulatory Actions and Consents

Schedule 9(o):	Insurance

Schedule 9(p):	Employment Agreements, Non-Compete Agreements or other Contracts or Arrangements

Schedule 9(q):	Tax Matters

Schedule 9(r):	ERISA

Schedule 9(s):	Tax Returns

Schedule 9(s)(3):	Licensed IP

Schedule 9(s)(4):	Registration or Application with respect to Licensed IP

Schedule 10(c):	Regulatory Approvals and Consents

Schedule 10(d):	Seller Parent No Conflict Exceptions

Schedule 10(i):	Reporting Company Status; and SEC Reports

Schedule 12:	Seller’s Covenants

Schedule 12(h):	Personal Property Commitments

Schedule 12(i):	Employee Bonuses/Fees

Schedule 12(q):	Premises Material Improvements

Schedule 16(n):	Transitional Matters

Buyer Disclosure Schedule to Agreement

Schedule 11(d):	Buyer’s Regulatory Approvals

ANNEX I

Definitions

 “Accrued Interest” shall mean, as of any date, with respect to (a) the Deposit Liabilities, the interest, dividends, fees, costs and other charges that have been accrued but not paid, credited, or charged to the Deposit Liabilities, all as set forth in Seller’s general ledger and (b) in the case of the Loans, the interest, fees, costs, premiums, consignment fees and other charges that have been accrued or charged, but not collected on the Loans.

 “Additional Assets” has the meaning set forth in Section 1.

“Additional Loans” means any loan originated after the date hereof through the fifth Business Day prior to the Closing Date that Buyer, in its sole discretion, shall have the exclusive right and option to purchase from Seller pursuant to Section 15(g).

"Adjusted Payment Amount" means as of the Closing Date (x) the aggregate balance (including Accrued Interest) of the Deposits and Accrued Liabilities, minus (y) the Purchase Price, each as set forth on the Final Closing Statement. For avoidance of doubt, the Adjusted Payment Amount may be a negative amount.

“Affiliate” means any Person or entity that controls, is controlled by or is under common control with Seller or Buyer, as the case may be.

 “Affiliated Person” shall mean director, officer or 5% or greater stockholder, spouse or other person living in the same household of such director, officer or stockholder, or any company, partnership or trust in which any of the foregoing persons is an officer, 10% or greater stockholder, general partner or 10% or greater trust beneficiary

“Agreement” has the meaning set forth in the recitals hereto.

“Alternative Transaction” means any direct or indirect merger, acquisition, stock purchase or asset purchase, consolidation or other similar business combination transaction of Seller or Seller Parent that includes the Branches, the Assets and/or the Liabilities, in each case, other than the transactions contemplated by this Agreement; provided, however, solely for purposes of determining whether a Termination Fee is payable, such Alternative Transaction must have been entered into or consummated within one (1) year of the date of termination of this Agreement.

“Amended Order” means that certain Amended Order to Cease and Desist issued by the OTS, which became effective on April 29, 2009.

“Applicable Environmental Laws” shall mean any applicable federal, state or local law, common law or statute, ordinance, rule or regulation, pertaining to Hazardous Substances, pollution, contamination, human and worker health and safety, greenhouse gases/climate change, and otherwise regarding the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §§9601, et seq.; the Resource Conservation and Recovery Act, as amended 42 U.S.C. §§6901, et seq.; the Clean Water Act, 33 U.S.C. §§1251, et seq.; the Safe Drinking Water Act, 42 U.S.C. 300f-300j; the Occupational Safety and Health Administration Act of 1970 (29 U.S.C. 651 et seq., the Hazardous Materials Transportation Act, as amended, 40 U.S.C. § 1801, et seq., as amended; and the federal Clean Air Act, 42 U.S.C. § 7401 et seq., as amended.

“Assets” has the meaning set forth in Section 1.

“Assigned Contracts” has the meaning set forth in Section 1(g).

“Assignment and Assumption Agreement” has the meaning set forth in Section 6(a)(8).

“ATMs” shall mean those full service and cash dispensing automated teller machines identified in Schedule 2 hereof.

“Branches” has the meaning set forth in the recitals.

“Branch Lease” shall mean the lease listed on Schedule 5 hereof.

 “Brokered Deposits” shall mean deposit account obligations originated by third party financial institutions (not Seller) that are sold by such institutions to brokers who in turn sell such deposit account obligations to third parties (such as Seller).

“Business Day” shall mean any day that the Federal Reserve Bank of Cleveland is open.

“Buyer” has the meaning set forth in the preamble.

“Cash on Hand” has the meaning set forth in Section 1(c).

“Cease and Desist Order” means that certain Order to Cease and Desist issued by the OTS to Seller on April 2, 2008.

“Classified” has the meaning set forth in Section 9(f).

“Closing” has the meaning set forth in Section 5.

“Closing Date” has the meaning set forth in Section 5.

 “Code” shall mean the Internal Revenue Code of 1986, as amended.

“Conditions Precedent” means the conditions that must be satisfied by Buyer before Seller is obligated to close under this Agreement pursuant to Section 7, and the conditions that must be satisfied by Seller before Buyer is obligated to close under this Agreement pursuant to Section 8.

“Deductible Amount” has the meaning set forth in Section 20(e).

“Deposit Liabilities” or “Deposit Liability” shall mean Seller’s obligations and liabilities relating to (a) Seller’s deposit accounts at the Branches which are listed on Schedule 8, and (b) Seller’s deposit accounts at the Branches which are opened on behalf of a customer between the date of this Agreement and the close of business on the Closing Date which are added to Schedule 8, in the case of each of clauses (a) and (b), together with Accrued Interest thereon, all as exists at the close of business on the Closing Date, but, in the case of each of clause (a) and (b), excluding the (1) Excluded Deposits, (2) any claim or other liability relating to the origination or administration of any deposit account prior to the close of business on the Closing Date and (3) obligations and liabilities relating to deposit accounts owned or maintained by Affiliates of Seller. Notwithstanding the above, Deposit Liabilities shall not include any deposits used as collateral for an Excepted Loan.

“Deposit Premium” shall mean the product of 4.0% times the total outstanding balance of the Premium-Based Deposits as of the Closing Date.

“Disputed Amount” has the meaning set forth in Section 3(b)(3)(C).

“Disputed Items” has the meaning set forth in Section 3(b)(3)(A).

"Draft Closing Statement" means a draft closing statement in the form attached hereto as Exhibit D, prepared by Seller, as of the close of business on the fifth (5th) Business Day preceding the Closing Date setting forth an estimated calculation of both the Estimated Purchase Price and the Estimated Payment Amount.

“Employee Benefit Plan” means “employee benefit plan” as defined in Section 3(3) of ERISA and any other bonus, incentive-compensation, deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, stock-bonus, stock-purchase, employee-stock-ownership, savings, severance, change-in-control, supplemental-unemployment, layoff, salary-continuation, retirement, severance, pension, health, life-insurance, disability, accident, group-insurance, vacation, holiday, sick-leave, fringe-benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding (whether qualified or nonqualified, currently effective or terminated, written or unwritten) related thereto that (i) is maintained or contributed to by a Person or any entity or trade or business (whether or not incorporated) that together with such Person is treated as a single employer under any of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) of ERISA (each an “ERISA Affiliate”), or with respect to which a Person or any of its ERISA Affiliates has or may have any liability, and (ii) provides benefits, or describes policies or procedures applicable to any current or former employee, officer, director, consultant or contractor of such Person or an ERISA Affiliate, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended."Estimated Payment Amount" means (x) the aggregate balance (including Accrued Interest) of the Deposits and Accrued Liabilities, if any, minus (y) the Estimated Purchase Price, each as set forth on the Draft Closing Statement as reasonably mutually agreed by Seller and Buyer prior to Closing. For avoidance of doubt, the Estimated Payment Amount may be a negative amount.

 “Estimated Purchase Price” shall mean the estimate of the Purchase Price for purposes of, and as set forth on the Draft Closing Statement.

 “Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Deposits” shall mean all of Seller’s obligations and liabilities relating to Seller’s deposit accounts at the Branches which are (a) Excluded IRAs, (b) Excluded Keoghs, or (c) subject to any order, agreement or encumbrance that materially restricts the payment of funds from such accounts at the Branches.

“Excluded Employees” has the meaning set forth in Section 16(m).

“Excluded IRA” shall mean an IRA which if, pursuant to the terms of the documentation governing any such IRA account or applicable Legal Requirement, (a) Seller is not permitted to appoint Buyer as successor trustee or custodian, or the IRA grantor objects in writing to such designation, or is entitled to, and does, in fact, name a successor trustee or custodian other than Buyer, or (b) such IRA account includes assets which are not deposit accounts subject to transfer to Buyer and which would result in a loss of qualification of such IRA account under the Code or applicable IRS regulations under transfer to Buyer.

“Excluded Keoghs” shall mean those Keogh Accounts that as five (5) Business Days prior to the Closing Date Buyer is unable to retain the Deposit Liabilities with respect to such Keogh Accounts.

“Excluded Loans” has the meaning set forth in Section 1.

“FDIC Resolution” means the resolution of Seller’s board of directors, as approved on April 7, 2009, at the request of the FDIC.

“FDIC Special Assessment” has the meaning set forth in Section 2(a).

“Final Allocation Determination” has the meaning set forth in Section 3(c)(2).

"Final Closing Statement" means a final closing statement, prepared by Seller, on or before the thirtieth (30th) calendar day following the Closing Date setting forth both the Purchase Price and each component thereof and the Adjusted Payment Amount.

“Firm” has the meaning set forth in Section 3(b)(3)(C).

“Firm Determination” has the meaning set forth in Section 3(b)(3)(C).

“Firm Expenses” has the meaning set forth in Section 3(b)(3)(C).

 “GAAP” means generally accepted accounting principles in the United States, except as modified in accordance with the instructions promulgated by the Federal Financial Institutions Examination Council for the preparation of Consolidated Reports of Condition and Income.

“Government Authorization” means any consent, license, franchise registration, certification, certificate of public convenience, authorization or permit issued, granted, given or otherwise made available by or under the authority of any Government Entity or to any Legal Requirement.

“Governmental Entity” means any government or governmental regulatory body thereof, or political subdivision thereof, whether foreign, federal, state or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hazardous Substance or Substances” means any hazardous or toxic substances, materials or wastes, including, but not limited to those substances, materials, and wastes listed in the United States Department of Transportation’s Hazardous Materials Table (49 CFR Part 172.101) or by the United States Environmental Protection Agency as hazardous substances (40 CFR Part 302) and amendments thereto, or such substances, materials and wastes which are or become regulated under any applicable Legal Requirement.  Hazardous Substances shall include, but not be limited to: (i) petroleum,, including but not limited to, gasoline and diesel, additives and components thereof, fuel oil, sludge, oil refuse, and oil mixed with wastes; (ii) asbestos; (iii) mold, (iv) radionuclides or radioactive materials and substances, (v) medical waste, (iii) polychlorinated biphenyls (PCBs); (iv) substances designated as a “hazardous substance” pursuant to Section 311 of the Clean Water Act, 33 U.S.C. § 1321 or pursuant to Section 307 of the Clean Water Act, 33 U.S.C. § 1317; (v) defined as a “hazardous waste”, “universal waste,” and other forms of waste pursuant to the Resource Conservation and Recovery Act, 42 U.S.C. §6903, as amended; (vi) defined as a “hazardous substance” pursuant to Section 101 of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (vii) included as a hazardous material, substance or related material in the Hazardous Materials Transportation Act, as amended, 40 U.S.C. § 1801, et seq., as amended; or (viii) listed as a hazardous air pollutant pursuant to the federal Clean Air Act, 42 U.S.C. § 7401 et seq., as amended.

“Hired Employee” has the meaning set forth in Section 16(m).

“Indemnification Cap” has the meaning set forth in Section 20(e).

“Indemnified Party” means, with respect to a particular matter, a Person who is requesting indemnification from another party hereto pursuant to Section 20.

“Indemnifying Party” means, with respect to a particular matter, a Person who is being asked to provide indemnification under Section 20 to another party.

“Integra Consent Expense” shall mean the amount payable to Integra Bank, N.A. in consideration of its execution of the Waiver, Acquiescence and Consent Agreement, which shall not be less than $500,000 and shall not be more than the Deposit Premium.

"Intellectual Property" means intellectual property and proprietary information, in any and all media, including digital, and in any jurisdiction, including all (a) patents and patent applications (including all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof) and patent disclosures, inventions, discoveries, ideas and improvements (whether or not patentable and whether or not reduced to practice); (b) trademarks, service marks, trade dress, trade names, Internet domain names, uniform resource locators (URLs), logos, slogans, certification marks relating to the Assets and Liabilities; (c) copyrightable works of authorship, including all statutory and common law copyrights associated therewith; (d) all registrations, applications, extensions, modifications and renewals for any of the items listed in clauses (b) and (c); (e) trade secrets, product plans, technology and know-how; (f) websites; (g) computer and software programs, including operating systems, applications, routines, interfaces, and algorithms, whether in source code or object code; and (h) manuals, user and technical documentation, data, databases, flow charts and developers' notes.

“IRA” means an “individual retirement account” or similar account created by a trust for the exclusive benefit of any individual or his beneficiaries in accordance with the provisions of Section 408 of the Code. An IRA shall be a Deposit Liability to the extent it is not an Excluded IRA.

“Keogh Account” means a non-discretionary account created by a trust for the benefit of employees (some or all of whom are owner-employees) and that complies with the provisions of Section 401 of the Code.

“Knowledge” means, with respect to Seller and Seller Parent, the actual knowledge, after reasonable inquiry and investigation of any of Seller or Seller Parent’s officers that hold the title of senior vice president or above and have responsibility with respect to the Branches or the Assets or Liabilities and, with respect to Buyer, shall include the executive officers of Buyer.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, mediations, investigations, inquiries, proceedings (public or private)  or claims (including counterclaims) by or before a Governmental Entity, including any civil, criminal, investigative or informal actions, audits, demands, claims, hearings, litigations, disputes, inquiries, investigations or other proceedings of any kind or nature.

“Legal Requirement” means any federal, state, or local law, constitution, ordinance, code, rule of common law, regulation, statute or treaty.

 “Liabilities” has the meaning set forth in Section 2.

“Licensed IP” shall have the meaning set forth in Section 9(s)(3).

 “Lien” shall mean any lien, easement, restriction, pledge, charge, encumbrance, security interest, mortgage, deed of trust, lease, option or other adverse claim of any nature whatsoever and of any kind or description.

“Loan Documents” has the meaning set forth in Section 9(f).

“Loan Files” has the meaning set forth in Section 9(f).

“Loans” means, collectively, the loans that are listed in Schedule 4(a)(i), plus any Additional Loans as may be added to Schedule 4(a)(i) pursuant to Section 15(g), less any Excluded Loans as may be deleted form Schedule 4(a)(i) pursuant to Section 1, except that in no case shall the Loans include (i) those land acquisition, development, construction, commercial, builder and residential lot, stock and other loans listed on Schedule 4(b); (ii) any loans thirty (30) days or more past due as of the Closing Date; or (iii) loans that are substandard, classified or criticized as of the Closing Date ((i)-(iii) collectively, the “Excepted Loans”).

“Loss” means the amount of losses, liabilities, damages (including forgiveness or cancellation of obligations) and reasonable expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) actually incurred or suffered by the indemnified party or its Affiliates in connection with the matters described in Article 20, less the amount of any amount actually recovered under insurance policies (net of all third party costs and expenses incurred in pursuing any such insurance recovery, including, but not limited to, those relating to deductibles and actual premium adjustments directly resulting from such damage, loss, liability or expense) or third party indemnification obligations or other actual recovery directly related to such losses.

“Maryland Act” means the Maryland General Corporations Law.

“Material Adverse Effect” shall mean (a) with respect to Seller, any circumstance, event, development, change in or effect that is materially adverse to the business, financial condition or results of operations of the business represented by the Branches, or the Assets and Liabilities, taken as a whole. including, but in no way limited to, an Appraised Value that is more than twenty percent (25%) less than the book value of the Branches in the aggregate, excluding the leased Branch; provided, however, that “Material Adverse Effect” shall not include any adverse change, event, development, or effect arising from or relating to (i) changes in GAAP or regulatory accounting principles, or authoritative interpretations thereof after the date of this Agreement that affect savings associations, banks or their holding companies generally, (ii) compliance with the terms of, or the taking of any action contemplated by, this Agreement or any of the other agreements contemplated hereby or the consummation of the transactions contemplated by this Agreement, (iii) changes, after the due date hereof, in Legal Requirements applicable to the Seller or interpretations thereof by courts or any Governmental Entity, (iv) the existence and compliance with the Cease and Desist Order, the Amended Order, the FDIC Resolution and the OTS Regulatory Letter (provided that failure to comply in a material manner with the Cease and Desist Order, the Amended Order, the FDIC Resolution or the OTS Regulatory Letter is not hereby excluded from the definition of “Material Adverse Effect”); (v) the public announcement of this Agreement or the other agreements contemplated hereby, including the impact thereof on customers, suppliers, licensors and employees, (vi) changes, after the date hereof, in global or national political conditions or in general U.S. or global economic or market conditions affecting savings associations, banks or their holding companies generally (including changes in interest or exchange rates or in credit availability and liquidity) except to the extent any such changes have a disproportionate adverse effect on such business and operations or (vii) the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism that does not involve the Assets, and (b) with respect to Buyer, a material adverse effect on the ability of Buyer to perform any of its financial or other obligations under this Agreement, including the ability of Buyer to timely consummate the transactions as contemplated by this Agreement.

“Materially Burdensome Regulatory Condition” shall mean any condition or restriction set forth in a Regulatory Approval which would reasonably be expected to materially and adversely affect Buyer.

“Net Book Value” shall mean the carrying value of each of the Assets as reflected on the books of Seller in accordance with GAAP and pursuant to the accounting policies and practices of the Seller as of December 31, 2008.

“Notice of Allocation Disagreement” has the meaning set forth in Section 3(c)(2)(A).

“Notice of Disagreement” has the meaning set forth in Section 3(b)(3)(A).

 “Order” means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of a Governmental Entity.

“OTS” means the U.S. Office of Thrift Supervision.

“OTS Regulatory Letter” shall mean the letter dated April 13, 2009 from the OTS to Seller regarding the following: (i) notifying Seller that it is significantly undercapitalized as such term is defined under OTS regulations, (ii) requiring Seller to file a capital restoration plan with the OTS by April 30, 2009 and (iii) imposing upon Seller additional restrictions.

 “Permitted Liens” shall mean (a) Liens for taxes, assessments, charges or levies of a Governmental Entity not yet due and payable, incurred in the ordinary course of business and which are not material, individually or in the aggregate, to the overall value of any Asset to which such Lien(s) attach, and (b) Liens imposed by law, such as carriers’, warehousemen’s, materialmen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business, which are not material, individually or in the aggregate, to the overall value of any Assets to which such Lien(s) attach.

“Person” shall mean any individual, partnership, joint venture, corporation, trust, limited liability company, association, unincorporated organization, Government Entity or other entity.

“Personal Property” has the meaning set forth in Section 1(b).

“Phaseout Period” shall have the meaning set forth in Section 16(j)(1).

 “Premises” has the meaning set forth in Section 1(a).

“Premises Security Deposits” has the meaning set forth on Section 1(d).

“Premium” shall mean the Deposit Premium minus the Integra Consent Expense.

“Premium-Based Deposits” shall mean the Deposit Liabilities, excluding Brokered Deposits.

“Prepaid Expenses Payment” has the meaning set forth in Section 1(e).

“Prepaid Expenses” has the meaning set forth in Section 1(e).

“Proposed Allocation Statement” has the meaning set forth in Section 3(c)(1).

“Purchase Price” has the meaning set forth in Section 3(a).

“Records” means all original notes, instruments, guaranties and pledges associated with the Loans and all other original (or duplicates to the extent not available) records, documents, account cards, books, reports, tapes, files, title policies, or where reasonable and appropriate copies thereof (for each case whether or not in electronic form), in Seller's possession or otherwise reasonably available that pertain to and are used by Seller to administer, reflect, monitor, evidence or record information respecting the business or conduct of the Branches, the Assets, the Liabilities, or the Deposits, including all such records maintained to comply with any Legal Requirement to which the Deposits are subject, including but not limited to applicable unclaimed property and escheat laws; provided, however, it is understood and agreed that Seller shall be permitted to retain such books and records that contain information exclusively relating to other assets and liabilities not constituting Assets and Assumed Liabilities; provided further that in any such case Seller shall provide to Buyer such portions or copies of such records as are (i) reasonably necessary to vest in Buyer title to any of the Assets or for the enforcement of Buyer's rights, title or interest in the Assets or the Liabilities or (ii) reasonably necessary and material to Buyer's conduct of the business of the Branches after the Closing.

“Regulatory Agreement” has the meaning set forth in Section 9(i).

“Regulatory Approvals” means all approvals, authorizations, waivers or consents of, or notices to, any Governmental Entity required to consummate the transactions contemplated by this Agreement, including the following: (i) any required approvals of and/or notices to the OTS, OCC and the FDIC, and (ii) the expiration of any waiting period associated with any required Regulatory Approval.

“Revolving Credit Loan Agreements” means the Revolving Credit Loan Agreement between Seller Parent and Integra Bank, N.A. and all of the documents and notes ancillary thereto.

“Safe Deposit Agreements” means any and all agreements relating to safe deposit boxes transferred to Buyer under this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Seller” has the meaning set forth in the preamble.

 “Seller Disputed Items” has the meaning set forth in Section 3(c)(2)(A).

“Seller Parent” has the meaning set forth in the preamble.

 “Third Party Claim” means any Legal Proceeding by a Person not a party to this Agreement and not an Affiliate of one of the parties hereto.

 “Title Commitment” has the meaning set forth in Section 16(i).

“Title Objections” has the meaning set forth in Section 16(i).

“Unfunded Advances” shall mean an advance requested under a Loan on or prior to the Closing Date pursuant to the terms and provisions of such Loan that Seller is not obligated to fund until after the Closing Date.

“Unresolved Allocation Changes” has the meaning set forth in Section 3(c)(2)(C).

“Unresolved Changes” has the meaning set forth in Section 3(b)(3)(C).

“Waiver, Acquiescence and Consent Agreement” has the meaning set forth in Section 10(l).